HBOS plc

13 September 2006

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1 August 2006 to 31 August 2006**.

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

2006.08.01	Interim Results – Part 1
2006.08.01	Interim Results – Part 2
2006.08.02	Transaction in Own Shares
2006.08.02	Rule 8.3 – Misys plc
2006.08.02	Director/PDMR Shareholding
2006.08.03	Hx House Price Index – July2006
2006.08.03	Director/PDMR Shareholding
2006.08.04	Transaction in Own Shares
2006.08.04	Publication of Prospectus
2006.08.08	Transaction in Own Shares
2006.08.08	Rule 8.3 – Misys plc
2006.08.08	Cancellation Treasury Shares
2006.08.09	Transaction in Own Shares
2006.08.09	Publication of Prospectus
2006.08.09	Director/PDMR Shareholding
2006.08.09	Director/PDMR Shareholding
2006.08.10	Block Listing of Shares
2006.08.10	Rule 8.3 – D1 Oils plc
2006.08.10	Rule 8.3 – Misys plc
2006.08.11	Transaction in Own Shares
2006.08.11	Director/PDMR Shareholding
2006.08.14	Transaction in Own Shares
2006.08.14	Rule 8.3 - Misys plc

2006.0814	Rule 8.3 – D1 Oils plc
2006.08.15	Rule 8.3 – Misys plc
2006.08.16	Director/PDMR Shareholding
2006.08.17	Publication of Final Terms
2006.08.18	Rule 8.3 – Misys plc
2006.08.21	Transaction in Own Shares
2006.08.22	Rule 8.3 – Radstone Technology
2006.08.22	Transaction in Own Shares
2006.08.23	Director/PDMR Shareholding
2006.08.23	Director/PDMR Shareholding
2006.08.23	Transaction in Own Shares
2006.08.24	Director/PDMR Shareholding
2006.08.24	Rule 8.3 – Misys plc
2006.08.25	Director/PDMR Shareholding
2006.08.25	Transaction in Own Shares
2006.08.29	Director/PDMR Shareholding
2006.08.30	Rule 8.3 – D1 Oils plc
2006.08.30	Rule 8.3 – Misys plc
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.31	Insight Property Mgmt IPO
2006.08.31	Rule 8.3 – Radstone Technology
2006.08.31	Director/PDMR Shareholding

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	363,047 shares registered on 01.08.2006
1 Form 88(2)'s - Return of Allotment of	930,982 shares registered on 02.08.2006
1 Form 88(2)'s - Return of Allotment of	7,922 shares registered on 02.08.2006
1 Form 88(2)'s - Return of Allotment of	106,400 shares registered on 03.08.2006
1 Form 88(2)'s - Return of Allotment of	382,600 shares registered on 04.08.2006
1 Form 88(2)'s - Return of Allotment of	127,217 shares registered on 07.08.2006
1 Form 88(2)'s - Return of Allotment of	61,062 shares registered on 08.08.2006
1 Form 88(2)'s - Return of Allotment of	6,780,219 shares registered on 08.08.2006
1 Form 88(2)'s - Return of Allotment of	73,785 shares registered on 09.08.2006
1 Form 88(2)'s - Return of Allotment of	9,599 shares registered on 09.08.2006
1 Form 88(2)'s - Return of Allotment of	99,996 shares registered on 10.08.2006
1 Form 88(2)'s - Return of Allotment of	66,107 shares registered on 11.08.2006
1 Form 88(2)'s - Return of Allotment of	29,485 shares registered on 14.08.2006
1 Form 88(2)'s - Return of Allotment of	23,908 shares registered on 15.08.2006
1 Form 88(2)'s - Return of Allotment of	94,526 shares registered on 16.08.2006
1 Form 88(2)'s - Return of Allotment of	12,142 shares registered on 16.08.2006
1 Form 88(2)'s - Return of Allotment of	205,705 shares registered on 17.08.2006
1 Form 88(2)'s - Return of Allotment of	323,992 shares registered on 18.08.2006
1 Form 88(2)'s - Return of Allotment of	778,015 shares registered on 21.08.2006
1 Form 88(2)'s - Return of Allotment of	12,000 shares registered on 22.08.2006
1 Form 88(2)'s - Return of Allotment of	17,122 shares registered on 23.08.2006
1 Form 88(2)'s - Return of Allotment of	4,098 shares registered on 24.08.2006
1 Form 88(2)'s - Return of Allotment of	5,492 shares registered on 25.08.2006

1 Form 88(2)'s - Return of Allotment of 5,572 shares registered on 29.08.2006
1 Form 88(2)'s - Return of Allotment of 5,000 shares registered on 30.08.2006
1 Form 88(2)'s - Return of Allotment of 8,326 shares registered on 31.08.2006

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.06.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.06.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.07.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.07.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.08.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 30.08.2006

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Susan Paton .

pp Kenny Melville
Assistant Company Secretary

365041

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	08	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,248	337,341	8,889
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	569		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.90p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 357,678
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 5,369
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Lysanne W Black Date 1st August 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	879,200	39,006	11,624
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,152		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	544.30p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 923,839
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 4,814
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 2,329
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lysanne W Black Date

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS - 2 August 2006
Share Certificate

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Joy Paulette	Cornwell	669 Chester Road	Birmingham		B36 0LN	220
Mrs	Joy Paulette	Cornwell	669 Chester Road	Birmingham		B36 0LN	210
Ms	Tina	Gangemi	2 Grantala Close	Ocean Reef	WA 6027	AUSTRALIA	747
Ms	Tina	Gangemi	2 Grantala Close	Ocean Reef	WA 6027	AUSTRALIA	94
Mr	Peter George Henry	Clarke	26 Peebles Road	Floreat	WA 6014	AUSTRALIA	126
Miss	Meggie	Cheng	3 Puccini Place	Mackenzie	QLD 4156	AUSTRALIA	932
							2329

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,922		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	972.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HBOS QUEST Limited Address The Mound, Edinburgh UK Postcode EH1 1YZ	Ordinary	7,922
Name(s) Address UK Postcode		
Name(s) See schedule attached Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/8/06

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	93,257	2,640	6,103
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	712.50p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 104,045
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 502
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,853
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Senior Deputy Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - 3 August 2006
Share Certificate

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Ms	Sarah	Waters	4 Morey Place	Sylvania	NSW	Australia	498
Mr	Ian	Gossip	13 Craigs Road	Ellon		AB41 9BG	1355

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	298,305	15,322	19,973
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	49,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	379,519
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,256
Name(s) See schedule attached Address UK Postcode	Ordinary	825
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/8/06

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS - 4 August 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Miss	Joan Elizabeth	Shankland	25 Thorn Drive	Bearsden	Glasgow	G61 4ND	825

121/21

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,247	109,703	5,267
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 12,247
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 109,703
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 5,267
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 7/8/06

** ~~A director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / receiver manager / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS - 7 August 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Anthony Kwesi	Graham	8 Devon Close	Leeds	West Yorkshire	LS2 9AD	142
Mr	Anthony Kwesi	Graham	8 Devon Close	Leeds	West Yorkshire	LS2 9AD	184
							326

61,00

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,645	28,872	1,626
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 8	0 8	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	22,787	1,132	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.00p	662.00p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 61,062
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/8/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

61

RECEIVED
2006 OCT -3 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,780,219		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	974.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): HBOS plc Employee Trust Limited Address: Mourant & Co, PO Box 87, 22 Grenville Street, St Helier, Jersey UK Postcode JE4 8PX	Ordinary	533,775
Name(s): Halifax Corporate Trustees Limited Address: Trinity Road, Halifax, West Yorkshire, UK Postcode HX1 2RG	Ordinary	6,088,885
Name(s): Becketts (Trustees) Limited Address: Hewitt Associates Limited, Dundanion House, Blackrock Road, Blackrock, Cork. UK Postcode	Ordinary	157,559
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 9/8/06

** ~~A director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

13,10

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	09	08	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	64,999	4,493	4,293
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	712.50p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 71,362
Name(s) See attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,423
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 9/8/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS plc - 9 August 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Pamela J	Fee	13 Ivydene Avenue	Onchan	Isle of Man	IM3 3HD	527
Mr	Howard	Rawstron	3 Brandwood Close	Worsley	Manchester	M28 1XX	796
Mr	Howard	Rawstron	3 Brandwood Close	Worsley	Manchester	M28 1XX	1100

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	09	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,599		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	970.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HBOS QUEST Limited Address The Mound, Edinburgh UK Postcode EH1 1YZ	Class of shares allotted Ordinary	Number allotted 9,599
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/8/06

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver~~ / receiver manager / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	77,505	5,096	10,951
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,444		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	96,756
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	3,240
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/8/06.

** ~~A director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

66,1(

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	11	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,402	44,297	7,849
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11 / 08 / 2006	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10,559		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	62,865
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	803
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	2,439
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/8/06

** ~~A director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - 11 August 2006

Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Number Of Shares
Mrs	Debra	Holmes	89 Cheviot Way	Halesowen	West Midlands	B63 1HD	608
Mrs	Debra	Holmes	89 Cheviot Way	Halesowen	West Midlands	B63 1HD	573
Mr	Peter	Clarke	26 Peebles Road	Floreat	Western Australia		1258
							2439

RECEIVED
2006 OCT -3 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	14	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,198	23,161	5,126
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 27,559
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,926
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/08/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,080	20,200	1,628
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 23,908
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 15/8/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc	
5 Morrison Street, Edinburgh, EH3 8BH	
	Tel 0131 243 5486
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16 08 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	84,310	1,522	4,302
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	655.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 92,937
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: ORDINARY	Number allotted: 1,589
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/8/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

12,142.

RECEIVED
2006 OCT -3 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,142		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	991p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HBOS QUEST Limited Address: The Mound, Edinburgh UK Postcode: EH1 1YZ	Class of shares allotted: Ordinary	Number allotted: 12,142
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 17/8/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	169,072	7,526	10,607
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	751.2p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	204,069
	Ordinary	
UK Postcode: HX1 2RG	Ordinary	
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	1,636
UK Postcode: BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17 AUG 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number   DX exchange

52̸1

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	293,543	2,189	3,042
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	655.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	25,218		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	751.2p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	322,871
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	1,121
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/8/06

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	703,717	13,582	5,663
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	655.0p	662.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	13,976	40,473	604
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	751.2p	827.5

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	771,878
	Ordinary	
UK Postcode HX1 2RG	Ordinary	
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	6,137
UK Postcode BS99 7NH		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Jeele(?) Clay Date 21 AUGUST 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

12,000

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	08	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	12,000
UK Postcode HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeeleffckay Date 22 AUG 2006

** A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,000	11,706	2,416
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655.0p	662.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary Ordinary Ordinary	Number allotted: 14,480
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 2,642
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 23/08/06

** ~~A director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Paul	Cody	9 Rose Hill Court	Bessacarr	Doncaster		1510
Mr	Paul	Cody	9 Rose Hill Court	Bessacarr	Doncaster		1132

RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2006	24	08	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,306	1,792	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 4,098
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/08/06

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

5492

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	08	2006	25	08	2006

Class of shares (ordinary or preference etc)	Ordinary	ORDINARY	ORDINARY
Number allotted	1,888	3,000	604
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	662·0p	712·5p	827·5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 5,492
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/8/06.

** ~~A director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	08	2006	29	08	2006

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,572		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655·0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 5,572
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 29/8/06

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number   DX exchange

Companies House
— for the record —

RECEIVED
2006 OCT -3 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2

(Revised 2005

Return of Allotment of Share

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	08	2006	30	08	2006

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655·0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	5,000
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/8/06

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486

DX number DX exchange

8,326

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	31	08	2006	31	08	2006

Class of shares (ordinary or preference etc)	Ordinary	ORDINARY	ORDINARY
Number allotted	4,400	1,510	2,416
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655·0p	662·0p	827·5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	8,326
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 31/8/06.

** ~~A director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

169(1B)

CHWP000

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	16/06/2006		
For each share: Nominal value	25p		
Maximum price paid	929.080836p		
Minimum price paid	929.080836p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,290,808.36

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 46,455.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed K Jeeves Cherry **Date** 16 JUNE 2006

(**~~a director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff** for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	26/06/2006		
For each share: Nominal value	25p		
Maximum price paid	932.78975p		
Minimum price paid	932.78975p		

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 18,655,795.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 93,280

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26 JUN 2006

(**a director / ASSISTANT secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

K.H 01/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its ow shares for holding in treasur

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

FIFTY THOUSAND POUNDS 9 8 06

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,250,000		
Date(s) shares delivered to the company	03/07/2006		
For each share:			
Nominal value	25p		
Maximum price paid	936.8284p		
Minimum price paid	936.8284p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,710,355.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 58,555.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 3 JULY 2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh**

KFI 8/9/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,500,000		
Date(s) shares delivered to the company	04/07/2006		
For each share: Nominal value	25p		
Maximum price paid	940.3654p		
Minimum price paid	940.3654p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 23,509,135.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 117,550.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/7/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Return by a public company purchasing its ow[n] shares for holding in treasu[ry]

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	907,526		
Date(s) shares delivered to the company	29/08/2006		
For each share: Nominal value	25p		
Maximum price paid	994.15p		
Minimum price paid	994.15p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,022,169.73

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 45,115.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 29/8/06

(**~~a director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	150,000		
Date(s) shares delivered to the company	30/08/2006		

For each share:

Nominal value	25p		
Maximum price paid	993.727p		
Minimum price paid	993.727p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,490,590.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 7,455.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 30/8/06.

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburg**

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 1
Released	07:01 01-Aug-06
Number	0312H

(Page 1)

1 August 2006

HBOS plc Interim Results 2006

Stock Exchange Announcement

(Page 2)

Contents

HBOS plc 2006 Interim Results

Group Highlights

- Profit before tax up 17% to £2,654m.
- Underlying profit before tax up 13% to £2,612m.
- Basic earnings per share up 15% to 45.3p.
- Underlying earnings per share up 15% to 47.0p.
- Interim dividend up 15% to 13.5p.
- Group post tax RoE increases to 20.5% (H1 2005 19.2%).
- Group net interest margin broadly stable at 179bps (H2 2005 181b| H1 2005 180bps).
- Loans and advances to customers grow at an annualised 10% £361.6bn; customer deposits grow at an annualised 7% to £208.1bn.
- Impaired loans fall to 2.32% of advances (end 2005 2.37%); closi provisions represented 0.85% of advances (end 2005 0.85%).
- Underlying operating income 11% higher at £5,795m (H1 20 £5,228m).
- Total underlying operating expenses 7% higher at £2,369m (H1 20 £2,207m) including core UK divisions' underlying operating expens up 4% at £1,934m (H1 2005 £1,854m).
- Net interest income 8% higher at £3,647m (H1 2005 £3,375m).
- Underlying non-interest income 16% higher at £2,148m (H1 20 £1,853m).
- Group cost:income ratio improves to 40.9% (H1 2005 42.2%).
- Share buyback totalled £502m as at 30 June 2006 with an avera share price of £9.57. 2006 buyback programme extended to up £1bn.
- Tier 1 capital ratio 8.1%, total capital ratio 12.2% (end 2005 8.1% a 12.4%).

Divisional Highlights

- Underlying profit before tax in Retail up 4%, Corporate up 14 Insurance & Investment up 17%, International up 27% and Treasur Asset Management up 46%.
- Annualised advances; up 9% in Retail, up 8% in Corporate and up 2 in International.
- Retail sales volumes; estimated UK gross mortgage lending share 22 estimated UK net mortgage lending share 21%, 400,000 new Ba accounts, 380,000 new Credit Card accounts and, in Savings, 1 estimated share of Household Sector Liquid Assets.
- Customer deposits; up £4bn (annualised 6%) in Retail, down £1 (annualised (5)%) in Corporate and up £1bn (annualised 13%) International.
- UK Investment sales rise 33% to £904m APE; Bancassurance up 25 Intermediary up 35% and Wealth Management up 55%.
- General Insurance sales fall 2% to £919m GWP; Household up 11 Repayment Insurance down 6% and Motor down 11%.
- Cost:income ratios; Retail 38.6% (H1 2005 40.3%), Corporate 27. (H1 2005 29.0%), International 38.1% (H1 2005 37.1%) and Treasur Asset Management 46.4% (H1 2005 53.3%).
- Net interest margins; Retail 180bps (H2 2005 184bps, H1 20 183bps), Corporate 234bps (H2 2005 213bps, H1 2005 218bps), a International 251bps (H2 2005 263bps, H1 2005 266bps).
- Impaired loans; 2.91% of closing advances in Retail (end 2005 2.97 1.34% in Corporate (end 2005 1.41%) and 1.27% in International (e 2005 1.28%).

CHIEF EXECUTIVE'S REPORT

Delivering strong results

In the first half of 2006, annualised lending growth of 10% and annualised deposit growth of 7%, coupled with stable margins, tight cost control and capital discipline have seen HBOS deliver another strong set of results.

Profits

Profit before tax rose by 17% to £2,654m with underlying profit before tax increasing by 13% to £2,612m. The benefits of a strong financial performance and the buyback programme have combined to drive underlying earnings per share up by 15% to 47.0p.

Dividends

We are today declaring an interim dividend of 13.5p, 15% higher than last year and in line with the growth in underlying earnings per share. Our dividend policy of targeting an underlying dividend cover of circa 2.5 times, with around one third of the full year's dividend declared as an interim dividend, remains unchanged.

Returns

The Group RoE has now increased to 20.5% (H1 2005 19.2%) above our 19-20% benchmark return range, the reward for our clear focus on sustaining returns through carefully targeted growth.

Growth

In our UK banking businesses, we have targeted growth selectively in markets where we see the most attractive prospects for sustainable returns. We are also delivering good growth right across our International businesses where we are establishing a strong base for continued earnings momentum. Our UK investment business has continued to deliver gains in market share. Our general insurance business has performed robustly in a competitive market.

Margins

Margin trends across the Group are encouraging. The Group net interest margin was broadly stable in the first half of the year at 179bps (H2 2005 181bps, H1 2005 180bps).

Revenues and Costs

With positive 'jaws' in all UK divisions, the Group's cost:income ratio improved in the first half of 2006, down to 40.9% from 42.2% in 2005.

Underlying net operating income grew by 11%. Net interest income rose 8% with Retail and Insurance & Investment in particular driving underlying non-interest income up 16%.

Underlying operating expenses increased by 7% against the first half of 2005, but were down 3% on the second half of 2005. As previously indicated this growth reflects substantial investment in our International and Treasury & Asset Management businesses. Excluding those divisions, underlying operating expenses across our Retail, Corporate and Insurance & Investment divisions increased by just 4%.

We remain confident of delivering our full year target of an overall increase in underlying costs of 6% and cost growth in our core UK divisions of less than 3.5%.

(Page 5)

Credit Quality

Credit performance in our banking businesses was very much as expected and in line with previously reported trends. In Retail, the performance of our strongly collateralised secured book has improved, whilst impairments in our unsecured book continue to rise in line with the general trends in the sector. Corporate and International's credit experience again reflect very resilient credit environments.

Overall, as a percentage of closing customer advances, impaired loans decreased to 2.32% (end 2005 2.37%). The Group's provisioning

methodology remained unchanged and coverage of impaired loans by impairment provisions increased to 37% (end 2005 36%). The Group's impairment losses were £864m (H1 2005 £753m) representing 0.24% of average customer advances (H1 2005 0.23%).

Capital

Capital generation in HBOS strengthened further in the first half of 2006. During the period £502m of shares were bought back for cancellation. In December we announced plans to reduce the risks associated with our pension liabilities. At the end of last year we set aside £1bn of capital for this purpose, of which £800m has now been paid into the scheme. Even so, the Tier 1 ratio of 8.1% at 30 June 2006 (end 2005 8.1%) remains above our target level and our total capital ratio remains stable at 12.2% (end 2005 12.4%).

With strong capital ratios, the continuing generation of surplus capital allows us to increase our buyback programme for 2006 to up to £1bn for the full year.

Our preparations for Basel II continue, with an expectation that relative capital advantage will accrue to banks such as HBOS that have strongly collateralised assets, albeit that such advantage will emerge over time rather than overnight. This will not alter our belief that maintaining strong capital ratios well above the regulatory minimum is in the long-term interests of both shareholders and customers.

Divisional Performance

Retail

Underlying profit before tax increased by 4% to £1,133m. Underlying net operating income increased by 6% with net interest income up 4% and a slightly lower net interest margin at 180bps (H2 2005 184bps, H1 2005 183bps). Underlying non-interest income was again strong, rising 14%, reflecting contributions from both previous and present growth in business volumes.

Rigorous cost control saw underlying operating expenses increase by less than 2%, delivering a 4% gap between revenue and cost growth and a further significant improvement in the cost:income ratio to 38.6% (H1 2005 40.3%).

Advances grew at an annualised rate of 9% reflecting our growth preferences for secured assets and a deliberately slower pace of lending in unsecured products.

In mortgages, our estimated gross market share increased to 22% (2005 21%). Our estimated share of principal repaid fell from 25% in 2005 to 23% in the first half of 2006. This reduction in principal repaid has resulted in our estimated share of net lending increasing to 21% (2005 14%).

(Page 6)

We continue to view the unsecured personal loans market in pricing terms as generally unattractive. Accordingly, and reflecting a slower pace of activity in this market, balances are unchanged from December 2005. In credit cards, however, market pricing has improved and thus return prospects maintained and we have acquired 0.4 million new accounts (H1 2005 0.4 million).

Secured loan impairments fell by 2% compared to December 2005. Impaired secured loans as a percentage of closing advances now stand at 2.07% (end 2005 2.21%), with provisions coverage of impaired secured loans unchanged at 10% (end 2005 10%).

There has been no change in our preference for strong asset cover, with the loan to value ratio ('LTV') of new lending during the half year stable at 61% (2005 60%). The average LTV across our entire secured lending book now stands at 44% (end 2005 43%).

Unsecured impairments reflect further seasoning of the book together with continued affordability pressures, growth in levels of personal insolvencies and the market tightening of credit availability. Unsecured impairments as a percentage of closing advances increased to 13.0% (end 2005 11.5%). The coverage of impaired unsecured loans remained stable at 73% (end 2005 73%).

Savings conditions continue to improve in the UK and the savings ratio increased to its highest point since 2003. Against this backdrop we acquired over one million new savings accounts, with over 0.2 million of these being new customers, reinforcing our position as the UK's largest provider of savings products. In bank accounts, we increased the momentum in attracting customers to our banking proposition, opening 0.4 million accounts in the first half of 2006.

We remain confident about the long term growth potential of our Retail business where our multi-branded sales and distribution model will allow us to deliver further market share gains and continued improvements in efficiency ratios.

Corporate

Underlying profit before tax increased 14% to £758m. Underlying net operating income increased by 7% with net interest income up 15%. Corporate margins strengthened considerably to 234bps (H2 2005 213bps, H1 2005 218bps).

Underlying non-interest income fell by 10% as a result of lower dividend receipts and equity gains in our investment book relative to the exceptionally high levels enjoyed in the first half of 2005. At the net fees and commissions level, however growth was again strong, up 16% and unrealised equity gains also increased.

Underlying operating expenses rose by 3% delivering a 4% gap between revenue and cost growth and a further improvement in the cost:income ratio to 27.9% (H1 2005 29.0%).

In the face of all too frequently unrealistic price competition, we continue to be selective about lending opportunities, and where these do not meet our risk and return criteria, we are content to either sell down or walk away. Growth in advances has therefore been held at an annualised rate of 8% with a consequent improvement in margins and risk profile. Customer deposits reduced by an annualised rate of 5% as we continue to price away expensive, liquid deposits unsuitable for funding purposes.

Credit performance has again improved. Impaired loans as a percentage of closing advances fell to 1.34% (end 2005 1.41%). Impairment losses as a percentage of average advances also fell to 0.22% (H1 2005 0.26%). The coverage of impaired loans by impairment provisions decreased to 59% (end 2005 63%).

Our long term growth prospects are unaffected by today's careful and profitable approach to the current pricing cycle. Whilst the current market demand for low margin but high risk business is entirely resistible, our strong Corporate banking franchise remains in good shape to capitalise on more profitable growth opportunities when they re-emerge.

Insurance & Investment

Insurance & Investment underlying profit before tax increased by 17% to

£287m. Underlying profits for the General Insurance business increased by 22% to £163m and underlying profits in our Investment business increased by 12% to £124m.

Our 22% profits growth in General Insurance reflected strong retention and underwriting performance, offsetting the 2% dip in sales typical at this point in the competitive pricing cycle.

General Insurance sales showed contrasting trends with Household sales growing by 11% offsetting slower Repayment Insurance sales, down 6% reflecting lower lending volumes in the unsecured market. Motor Insurance sales in a highly competitive market were down 11%.

We delivered Investment profit growth of 12% despite increased new business strain generated by sales of investment contracts, where the IFRS accounting treatment postpones the profit recognition.

UK Investment sales rose 33% overall, with sales through the Bancassurance channel up 25%, via Intermediaries up 35% and in Wealth Management up 55%. New business profitability was broadly stable at 25% of annual premium equivalent (H1 2005 23%, H2 2005 28%).

The prospects for our Insurance & Investment division are particularly strong. In our General Insurance business, our low cost operating platform and multi-brand distribution strength provides a strong base for long term value creation. In our Investment business, supportive demographics and the increasing need for investment solutions for both the mass market and higher net worth customers all point to significant long term growth potential.

International

Underlying profit before tax in International increased by 27% to £389m.

In Australia underlying profits increased 36% to £139m. Net interest income increased by 27% from growth at only modestly reduced margins, now 236bps (H2 2005 240bps, H1 2005 239bps). Underlying operating expenses in this period of significant investment increased by 22% as we continued the successful expansion of our East Coast presence. Advances and deposits grew at annualised rates of 13% and 4% respectively (26% and 16% respectively in local currency).

Credit quality remained good with impairment losses as a percentage of average advances at 0.13% (H1 2005 0.10%). As a percentage of closing advances impaired loans increased to 0.98% (end 2005 0.66%).

(Page 8)

In Ireland, underlying profits increased by 37% to £70m. Net interest income grew strongly, up 31% with only 4bps change in the net interest margin, now 170bps (H2 2005 174bps, H1 2005 180bps). Underlying operating expenses increased by 37% as the retail branch expansion moves ahead rapidly. We have now opened 17 branches and we plan to have 46 branches open by the end of 2007. Advances and deposits grew at annualised rates of 30% and 23% respectively.

Impairment losses as a percentage of average advances were 0.09% (H1 2005 0.09%) and as a percentage of closing advances, impaired loans fell to 1.89% (end 2005 1.98%).

In Europe & North America, underlying profit before tax increased 17% to £180m. Net interest income increased by 14% despite changes in product mix and higher levels of competition in the European Retail market. Margins reduced to 373bps (H2 2005 418bps, H1 2005 401bps). Underlying non-interest income increased 30% reflecting the

continued expansion of EFS and the increased focus on fee generation. Underlying operating expenses grew by 40% reflecting the consolidation of Heidelberger Leben and the investment in our operating infrastructure. Annualised advance growth of 29% and strong sales in investment products both point to gathering momentum in our newest international division.

Credit quality improved substantially in H1 2006. Impairment losses as a percentage of average advances improved to 0.50% (H1 2005 0.66%) and impaired loans as a percentage of closing advances improved to 1.07% (end 2005 1.61%).

Looking forward, we are confident that our International businesses can continue to provide strong organic earnings growth within a carefully managed risk framework.

Treasury & Asset Management

In Treasury & Asset Management, underlying profit before tax increased by 46% to £156m, the result benefiting from a reduction in the negative impact of IFRS hedge ineffectiveness to nil (H1 2005 negative £11m). Net interest income increased by 19% with the margin remaining broadly stable and underlying non-interest income increasing by 32%.

Investment in our new Treasury branch in Sydney and our Asset Management operational infrastructure saw an 11% increase in underlying operating expenses. However, the strong growth in income enabled an improvement in the cost:income ratio to 46.4% (H1 2005 53.3%).

Treasury's active support of the Group's capital and funding plans included three capital issuances for HBOS plc; a €500m lower Tier 2 subordinated debt issue, a €750m Tier 1 perpetual preferred security issue and a £350m Tier 1 perpetual preference share issue.

Insight's funds under management increased to £96.6bn (end 2005 £88.7bn), helped by strong investment performance in our fixed income and property asset classes, and our leading position in liability driven investment. A key objective for the next two years is to improve the performance of our UK equity funds.

Outlook and Prospects

Retail sales, house prices and the economy are all performing better than expected, fuelling calls for a rise in UK interest rates. However, the impact of such a move on our prospects would more than likely be modest. HBOS is a well diversified provider, not overly dependent on any one product line or customer segment.

In the first half of 2006, we illustrated the value of prioritising our growth in product areas that provide the most attractive returns. This strategy saw us deliver strong growth in mortgages, investments and in our international operations. In contrast we were deliberately cautious in unsecured lending in recognition of affordability pressures and selective in certain price competitive segments of the Corporate banking market. In the balance of the year we will continue to prioritise growth in the product segments that provide the most attractive returns.

Savings and Investments continue to perform strongly. Consumers' growing awareness of the need to self-provide for their futures gives us confidence in the prospects for these markets. Both our Retail savings franchise, with its innovative product offerings, and our low cost, multi-channel Investment model are well placed to succeed in these markets.

Long term our multi-brand distribution strength gives us confidence we can drive strong revenue growth in all our core markets. Simultaneously

our philosophy of rigorous cost control will ensure that we deliver further improvements to all our productivity ratios and thus our competitiveness.

Our strategy is built around our twin goals of driving superior top line income growth, whilst delivering continuous improvements in operating efficiency. All of which points to future value creation for HBOS shareholders.

Financial Highlights

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	31.1
Divisional underlying profit before tax*				
Retail	**1,133**	1,088	1,195	
Corporate	**758**	663	757	
Insurance & Investment	**287**	245	244	
International	**389**	307	303	
Treasury & Asset Management	**156**	107	156	
Group Items	**(111)**	(99)	(124)	
Group underlying profit before tax	**2,612**	2,311	2,531	
Profit attributable to ordinary shareholders	**1,729**	1,542	1,652	
Balance Sheet				
Loans and advances to customers ('Advances')	**361,631**	329,434	343,768	3
Total assets	**570,433**	509,538	540,873	5
Customer deposits	**208,137**	196,240	200,948	2(
Debt issued(1)	**189,523**	165,326	178,215	1
Shareholders' equity (excluding minority interests)	**19,088**	18,009	18,265	'
Capital Adequacy	**%**	%	%	
Tier 1 capital ratio	**8.1**	8.1	8.1	
Total capital ratio	**12.2**	12.7	12.4	
Performance Ratios	**%**	%	%	
Post tax return on mean equity(2)(6)	**20.5**	19.2	20.2	
Cost:income ratio(3)	**40.9**	42.2	42.2	
Net interest margin(6)	**1.79**	1.80	1.81	
Per Ordinary Share				
Earnings (basic)(5)	**45.3p**	39.5p	42.7p	
Earnings (underlying)(5)	**47.0p**	40.9p	45.5p	
Dividends	**13.5p**	11.75p	24.35p	
Dividend growth	**15%**	9%	10%	
Net asset value	**469p**	437p	452p	
Share Information				
Closing number of ordinary shares in issue (millions)	**3,801**	3,909	3,837	
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,819**	3,908	3,868	
Volume of shares bought back for cancellation (£m)	**502**	284	710	
Average price per share of buyback	**£9.57**	£8.20	£8.70	

* Refer to Presentation Basis on page 11
Notes 1 – 6 refer to page 11

Presentation Basis

Definition of Underlying

References to underlying incorporate the following adjustments:

- Excluding Retail rationalisation costs, goodwill impairment, mortgage endowment compensation, policyholder tax payable, the impact of short term fluctuations ('STFs') and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis; and
- Netting of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts against income.

The following table summarises the movements between profit before tax and underlying profit before tax:

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Year ended 31.12.2005 £m
Profit before tax	**2,654**	2,264	2,544	4,808
Adjusted for:				
Retail rationalisation costs			84	84
Goodwill impairment				
Mortgage endowment compensation	**-**	130	130	260
Policyholder tax payable	**(134)**	(35)	(165)	(200)
Short term fluctuations[4]	**92**	(48)	(62)	(110)
Underlying profit before tax	**2,612**	2,311	2,531	4,842

Notes

(1) The figures for debt issued comprise debt securities in issue and other borrowed funds.

(2) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by monthly average of ordinary shareholders' funds. The effective tax rate for the period excluding policyholder payable was 29.0% (H1 2005 29.3%).

(3) The cost:income ratio is calculated on an underlying basis.

(4) Short term fluctuations represent the impact of fluctuations in investment returns relative to those based on lor term assumptions and adjustments to policyholder tax payable to arrive at an expected charge for the period.

(5) Basic earnings per share is based on profit attributable to ordinary shareholders of £1,729m (H1 2005 £1,542m) weighted average number of ordinary shares in issue of 3,819m (H1 2005 3,908m). Underlying earnings per sł is based on underlying profit attributable to ordinary shareholders of £1,794m (H1 2005 £1,599m).

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Ye end 31.12.20 ł
Profit attributable to shareholders	**1,759**	1,549	1,681	3,2
Preference dividends	**(30)**	(7)	(29)	(
Profit attributable to ordinary shareholders	**1,729**	1,542	1,652	3,1
Retail rationalisation costs			59	
Mortgage endowment compensation	**-**	91	91	1
Short term fluctuations	**65**	(34)	(43)	(
Underlying profit attributable to ordinary shareholders	**1,794**	1,599	1,759	3,3

(6) Annualised.

(Page 12)

Key Divisional Statistics

	Half year ended 30.06.2006	Half year ended 30.06.2005	Half year ended 31.12.2005	Year ended 31.12.2005

Retail

	Half year ended	Half year ended	Half year ended	Year ended
Underlying profit before tax (£m)(1)	**1,133**	1,088	1,195	2,283
Gross mortgage lending (£bn)	**35.2**	27.6	33.0	60.6
Net mortgage lending (£bn)	**10.3**	6.9	5.0	11.9
Gross mortgage lending market share (estimated) (%)	**22**	22	21	21
Net mortgage lending market share (estimated) (%)	**21**	17	11	14
Stock of mortgages market share (estimated) (%)	**21**	22	21	21
Customer deposits (£bn)	**135.9**	129.6	132.2	132.2
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**	16	16	16
Loans and advances to customers (£bn)	**229.1**	213.5	219.0	219.0
Risk weighted assets (£bn)	**112.2**	105.1	109.2	109.2
Impairment losses as a % of average advances (%)	**0.26**	0.22	0.24	0.47
Impairment provisions as a % of impaired loans (%)	**32**	29	30	30
Impairment provisions as a % of closing advances (%)	**0.92**	0.75	0.88	0.88
Impaired loans as a % of closing advances (%)	**2.91**	2.59	2.97	2.97
Net interest margin (%)(4)	**1.80**	1.83	1.84	1.84
Cost:income ratio (%)(2)	**38.6**	40.3	39.2	39.8

Corporate

	Half year ended	Half year ended	Half year ended	Year ended
Underlying profit before tax (£m)(1)	**758**	663	757	1,420
Loans and advances to customers (£bn)	**82.4**	76.3	79.2	79.2
Customer deposits (£bn)	**40.6**	41.9	41.7	41.7
Risk weighted assets (£bn)	**96.0**	89.2	92.5	92.5
Impairment losses as a % of average advances (%)	**0.22**	0.26	0.30	0.56
Impairment provisions as a % of impaired loans (%)	**59**	56	63	63
Impairment provisions as a % of closing advances (%)	**0.79**	0.92	0.89	0.89
Impaired loans as a % of closing advances (%)	**1.34**	1.63	1.41	1.41
Net interest margin (%)(4)	**2.34**	2.18	2.13	2.15
Cost:income ratio (%)(2)	**27.9**	29.0	28.4	28.7

Insurance & Investment

	Half year ended	Half year ended	Half year ended	Year ended
Underlying profit before tax (£m)(1)				
Insurance & Investment	**287**	245	244	489
General Insurance	**163**	134	120	254
Investment Business	**124**	111	124	235
General Insurance sales (gross written premiums £m)	**919**	941	1,036	1,977
Investment sales (annual premium equivalent £m)(3)	**904**	681	792	1,473

	30.06.2006	30.06.2005	31.12.2005	31.12.2005
International				
Underlying profit before tax (£m)(1)	**389**	307	303	610
Loans and advances to customers (£bn)	**47.6**	36.5	42.9	42.9
Customer deposits (£bn)	**14.8**	12.4	13.9	13.9
Risk weighted assets (£bn)	**43.5**	32.6	38.7	38.7
Impairment losses as a % of average advances (%)	**0.22**	0.25	0.24	0.48
Impairment provisions as a % of impaired loans (%)	**55**	53	56	56
Impairment provisions as a % of closing advances (%)	**0.70**	0.79	0.72	0.72
Impaired loans as a % of closing advances (%)	**1.27**	1.49	1.28	1.28
Net interest margin (%)(4)	**2.51**	2.66	2.63	2.65
Cost:income ratio (%)(2)	**38.1**	37.1	42.6	40.0
Investment sales (annual premium equivalent £m)(3)	**39**	26	53	79
Treasury & Asset Management				
Underlying profit before tax (£m)(1)	**156**	107	156	263
Risk weighted assets (£bn)	**14.5**	15.1	13.7	13.7
Net interest margin (bps) (4)	**7**	8	8	8
Cost:income ratio (%)(2)	**46.4**	53.3	44.6	48.5
Insight's funds under management (£bn)	**96.6**	81.0	88.7	88.7
Total Group funds under management (£bn)	**110.1**	91.5	101.0	101.0

(1) Refer to Presentation Basis on page 11.

(2) The cost:income ratio is calculated on an underlying basis.

(3) Annual Premium Equivalent ('APE'), which is calculated as annual premiums plus 10% of single premiums, is the industry measure of investment sales.

(4) Annualised.

Summary Consolidated Income Statement

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Year ended 31.12.2005 £m
Net interest income	**3,647**	3,375	3,454	6,829
Underlying non-interest income (1)	**2,148**	1,853	2,316	4,169
Underlying net operating income (1)	**5,795**	5,228	5,770	10,998
Underlying operating expenses (1)	**(2,369)**	(2,207)	(2,435)	(4,642)
Impairment losses on loans and advances	**(864)**	(753)	(846)	(1,599)
Underlying operating profit (1)	**2,562**	2,268	2,489	4,757
Share of profits of jointly controlled entities and associated undertakings	**2**	23	16	39
Non-operating income	**48**	20	26	46
Underlying profit before taxation (1)	**2,612**	2,311	2,531	4,842

Retail rationalisation costs			(84)	(84)
Goodwill impairment				
Mortgage endowment compensation	**-**	(130)	(130)	(260)
Policyholder tax payable	**134**	35	165	200
Short term fluctuations	**(92)**	48	62	110
Profit before taxation	**2,654**	2,264	2,544	4,808
Tax on profit	**(865)**	(688)	(858)	(1,546)
Profit after taxation	**1,789**	1,576	1,686	3,262
Attributable to:				
Parent company shareholders	**1,759**	1,549	1,681	3,230
Minority interests	**30**	27	5	32
	1,789	1,576	1,686	3,262

Summary Consolidated Balance Sheet

	As at 30.06.2006 £m	As at 30.06.2005 £m	As at 31.12.2005 £m
Assets			
Loans and advances to customers	**361,631**	329,434	343,768
Investment securities	**113,271**	97,853	104,334
Other assets	**95,531**	82,251	92,771
Total Assets	**570,433**	509,538	540,873
Liabilities			
Customer accounts	**208,137**	196,240	200,948
Debt securities in issue	**169,449**	145,829	157,961
Other borrowed funds	**20,074**	19,497	20,254
Other liabilities	**153,480**	129,798	143,254
Total Liabilities	**551,140**	491,364	522,417
Shareholders' Equity (excluding minority interests)	**19,088**	18,009	18,265
Minority interests	**205**	165	191
Shareholders' Equity	**19,293**	18,174	18,456
Total Liabilities and Shareholders' Equity	**570,433**	509,538	540,873

(1) Refer to Presentation Basis on page 11

RETAIL

Underlying profit before tax in Retail increased by 4% to £1,133m (H1 2005 £1,088m) with the strongest growth being achieved in Mortgages, Savings and Bank Accounts. Year on year profitability of our core products improved as our cost discipline kept overall expense growth to less than 2%, resulting in a further improvement in the cost:income ratio to 38.6% (H1 2005 40.3%), more than offsetting the 4bps lower net interest margin relative to the second half of 2005.

The first half of 2006 has seen us continue to focus upon customer retention, credit risk management and cross-selling to our existing customer base. Credit experience continues to unfold largely as expected. Secured impairments fell slightly whilst unsecured impairment growth continues to increase in response to seasoning and the tightening of credit availability and affordability pressures as evidenced by the increased incidence of personal insolvencies. Impaired loans fell to 2.91% of advances (end 2005 2.97%).

Financial Performance

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Y en 31.12.2

Net interest income	**2,047**	1,963	2,065	4,(
Non-interest income	**681**	600	715	1,:
Mortgages & Savings	**241**	188	233	
Banking	**217**	201	230	
Business Banking	**13**	11	13	
Personal Loans	**57**	60	49	
Credit Cards	**152**	142	179	
Other	**24**	22	25	
Fees and commission income	**704**	624	729	1,:
Fees and commission expense	**(31)**	(33)	(37)	
Other operating income	**8**	9	23	
Net operating income	**2,728**	2,563	2,780	5,:
Underlying operating expenses	**(1,052)**	(1,034)	(1,090)	(2,'
Staff	**(524)**	(495)	(528)	(1,(
Accommodation, repairs and maintenance	**(5)**	(3)	(6)	
Technology	**(25)**	(36)	(34)	
Marketing and communication	**(94)**	(91)	(91)	(
Depreciation:				
Tangible and intangible fixed assets	**(34)**	(33)	(33)	
Other	**(50)**	(54)	(58)	(
Sub total	**(732)**	(712)	(750)	(1,
Recharges:				
Technology	**(131)**	(135)	(127)	(:
Accommodation	**(122)**	(119)	(144)	(:
Other shared services	**(67)**	(68)	(69)	(
Operating profit before provisions	**1,676**	1,529	1,690	3,:
Impairment losses on loans and advances	**(592)**	(470)	(521)	(
Operating profit	**1,084**	1,059	1,169	2,:
Share of profits of associates and jointly controlled entities	**1**	9		
Non-operating income	**48**	20	26	
Underlying profit before tax	**1,133**	1,088	1,195	2,:
Net interest margin	**1.80%**	1.83%	1.84%	1.
Impairment losses as a % of average advances	**0.26%**	0.22%	0.24%	0.
Cost:income ratio	**38.6%**	40.3%	39.2%	39

Operating Income

Total net operating income grew by 6% to £2,728m (H1 2005 £2,563m). Net interest income increased by 4% to £2,047m (H1 2005 £1,963m) and non-interest income was 14% higher at £681m (H1 2005 £600m).

Fees and commission income grew by 13% to £704m (H1 2005 £624m) reflecting growth in our Mortgage, Banking and Credit Card businesses, partially offset by a fall in commissions received from the sale of Repayment Insurance in connection with Personal Lending business.

Non-operating income benefited from the gain on sale of investments of £26m (H1 2005 £nil), the major component being the part sale of our investment in Rightmove.

Margins and Spreads

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Ye end 31.12.20
Net Interest Income:				
Interest receivable	**6,881**	6,622	6,799	13,4
Interest payable	**(4,908)**	(4,735)	(4,820)	(9,5
Capital earnings	**74**	76	86	1
	2,047	1,963	2,065	4,0
Average Balances:				

Interest earning assets	- securitised	**35,319**	29,832	34,275	32,0
	- other	**194,521**	186,104	187,751	186,9
Total interest earning assets		**229,840**	215,936	222,026	219,0
Interest bearing liabilities	- deposits	**142,367**	129,737	134,311	132,0
	- securitised	**35,319**	29,832	34,275	32,0
	- other	**52,154**	56,367	53,440	54,8
Total interest bearing liabilities		**229,840**	215,936	222,026	219,0
Average Rates:		%	%	%	
Gross yield on interest earning assets		**6.04**	6.18	6.07	6.
Cost of interest bearing liabilities		**(4.31)**	(4.42)	(4.31)	(4.
Net Interest Spread		**1.73**	1.76	1.76	1.
Capital earnings		**0.07**	0.07	0.08	0.
Net Interest Margin		**1.80**	1.83	1.84	1.

The net interest margin fell by 4bps compared to the second half of 2005, with the key movements as follows:

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2005	184
Mortgages and Savings	(3)
Credit cards	1
Wholesale funding	(1)
Capital earnings	(1)
Net interest margin for the half year ended 30 June 2006	**180**

In aggregate, product spreads fell modestly by 2bps. Our increased appetite for Mortgages and Savings and the consequent changes to product mix and pricing saw the combined spread narrow by 3bps. This was partly offset by a spread improvement of 1bp in Credit Cards. Our requirement for funding was wholly satisfied through deposit growth and securitisation issuance and, as a consequence, our requirement for wholesale funding was reduced. The cost of wholesale funding relative to the cost of retail deposits increased by 1bp and the benefit from capital earnings fell by 1bp.

(Page 17)

Operating Expenses

Our commitment to strong cost management is reflected in a year on year operating expense growth of less than 2%. The combination of good income growth and tight cost control enabled us to achieve a further reduction in the cost:income ratio to 38.6% (H1 2005 40.3%).

We have a robust and sustainable approach to cost management, developing IT processing systems capable of supporting our multiple brands at low cost. Automated sales systems drive sustained improvements in productivity as we grow, enabling us to achieve reductions in unit operating costs, whilst at the same time delivering strong business volumes.

Endowments

In respect of endowment complaints, the next major milestone is the application of time-barring which will become commonplace across the industry in the second half of the year and which will enable us to evaluate the key assumptions underpinning the provisions currently held in respect of future claims.

Impairment Provisions and Credit Quality

Overall, the credit quality of the Retail balance sheet remains strong with 93.2% (end 2005 92.8%) of customer loans secured on residential property. Total impaired loans fell to 2.91% (end 2005 2.97%) of closing advances driven by a reduction in secured impairments.

Impairment losses as a percentage of average advances were 0.26% (H1 2005 0.22%; H2 2005 0.24%) as we continue to benefit from exceptionally strong asset cover. Total impairment losses increased by 26% to £592m (H1 2005 £470m), comprising £520m (H1 2005 £406m) for unsecured lending and £72m (H1 2005 £64m) for secured lending. Closing provisions as a percentage of total closing advances increased to 0.92% (end 2005 0.88%). Total provisions coverage of impaired loans increased to 32% (end 2005 30%).

Secured Impairments

Impaired secured loans fell by 2% in the first half of 2006 to £4,380m (end 2005 £4,452m). Impaired secured

loans now represent 2.07% (end 2005 2.21%) of closing advances reflecting the seasoning of the strong book growth and product mix changes seen in previous periods.

The number of mainstream mortgage cases in arrears decreased to 1.24% (end 2005 1.30%) whilst the number of specialist mortgages in arrears also fell to 2.04% (end 2005 2.32%), well within the allowance made within our pricing basis of 2 to 3 times the experience of mainstream mortgages. In total, the value of cases in arrears decreased to £4,029m (end 2005 £4,203m) representing 1.91% (end 2005 2.11%) of the value of the total portfolio.

Arrears	Cases 000s		Total Mortgages %		Value of Debt £m*		Total Mortga
	30.06.2006	31.12.2005	**30.06.2006**	31.12.2005	**30.06.2006**	31.12.2005	**30.06.2006**
Mainstream	**31.1**	33.0	**1.24**	1.30	**2,536**	2,593	**1.60**
Specialist	**8.4**	8.9	**2.04**	2.32	**1,493**	1,610	**2.82**
Total	**39.5**	41.9	**1.35**	1.43	**4,029**	4,203	**1.91**

* Value of debt represents total book value of mortgages in arrears

(Page 18)

The secured lending charge at just 0.03% (H1 2005 0.03%, H2 2005 0.04%) of average advances together with the closing secured provisions as a percentage of closing advances of 0.21% (end 2005 0.21%) underline the overall quality of the mortgage portfolio. The average loan to value (LTV) of the impaired mortgage portfolio rose slightly to 59% (end 2005 58%). The equivalent figures for impaired mainstream and specialist mortgages were 53% (end 2005 52%) and 70% (end 2005 71%) respectively.

The provisions coverage of secured impaired loans was stable at 10% (end 2005 10%). Provisions reflect changes in the distribution of LTVs, the likelihood of repossession once in arrears and conservative repossession property values based on an assumed 30% sale discount.

Unsecured Impairments

The level of impaired unsecured (Personal Loans, Credit Cards and Bank Accounts) loans continues to rise, reflecting seasoning of the book and the greater affordability stretch seen in the past 18 months as evidenced by the growth in personal insolvencies, together with the tightening of credit availability in the market. The corrective actions taken in 2004 to tighten unsecured lending criteria continue to show an improvement in arrears on business written subsequently.

Impaired unsecured loans increased to £2,288m (end 2005 £2,049m), representing 13.00% of closing advances (end 2005 11.51%). Provisions as a percentage of closing advances increased to 9.43% (end 2005 8.43%). Closing provisions cover as a percentage of unsecured impaired loans was unchanged at 73% (end 2005 73%).

Unsecured Personal Loans

Impaired Personal Loans rose to 16.7% of closing advances (end 2005 15.6%) reflecting the combined impact of the residual seasoning of the historic book and more modest asset growth as we tightened new business underwriting criteria. We believe that, by the end of 2006, the seasoning impact on overall impairments from business written pre 2004 will have passed its peak. However, despite improved quality acquisition, it is likely that for the book as a whole affordability pressures will continue to affect impairments beyond this date. Provisions as a percentage of closing advances increased to 11.5% (end 2005 10.9%).

Credit Cards

The trends in Credit Card experience largely reflect market trends with impairments increasing to 13.5% of closing advances (end 2005 10.8%) and provisions as a percentage of closing advances increasing to 10.4% (end 2005 8.4%). The growth in impairments predominantly reflects the seasoning of the historic book but has been added to by greater affordability pressures in the market generally.

In response to these trends and in recognition of the macro-environment we have continued to selectively tighten credit availability to accounts showing signs of increased propensity to fall into arrears, leading to a slight increase in the proportion of overdrawn accounts in H1 2006. Both credit utilisation and arrears roll rates have remained broadly unchanged in H1 2006, although accounts flowing into arrears fell by 5% relative to 2005.

	30.06.2006	30.06.2005	31.12.2005
	27.9%	24.4%	27.8%

Credit utilisation[1]			
Overdrawn limits[2]	**6.9%**	6.3%	6.7%
Arrears roll rates[3]	**56.5%**	53.5%	57.0%

(1) percentage of total available credit lines that are drawn down (restated to exclude unutilised expired cards).

(2) percentage of accounts in excess of credit limit.

(3) percentage of credit card balances in arrears that have worsened in the period.

Bank Accounts

Impaired Bank Accounts have fallen to 6.2% of closing advances (end 2005 6.4%) and provisions have reduced to 4.3% (end 2005 4.6%) reflecting our continued focus on the acquisition of higher quality, full facility bank accounts.

Business Banking

For Business Banking, impaired loans and provisions increased to 9.6% (end 2005 8.1%) and 7.7% (end 2005 7.5%) of closing advances respectively.

Balance Sheet and Asset Quality Information	**As at 30.06.2006**	As at 30.06.2005	A 31.12.2
Loans & advances to customers	**£229.1bn**	£213.5bn	£219.
Classification of advances	**%**	%	
Home mortgages	**92.5**	92.0	9
Other personal lending:			
Secured Personal Loans	**0.7**	0.8	
Unsecured Personal Loans	**3.5**	3.7	
Credit cards	**2.9**	2.9	
Banking	**0.4**	0.6	
Total	**100.0**	100.0	1(
Impairment provisions on advances	**£m**	£m	
Secured	**446**	371	
Unsecured	**1,659**	1,240	1,
Total	**2,105**	1,611	1,
Impairment provisions as a % of closing advances	**%**	%	
Secured	**0.21**	0.19	(
Unsecured	**9.43**	7.21	8
Total	**0.92**	0.75	(
Impairment provisions as a % of impaired loans	**%**	%	
Secured	**10**	10	
Unsecured	**73**	67	
Total	**32**	29	
Impaired loans	**£m**	£m	
Secured	**4,380**	3,680	4,
Unsecured	**2,288**	1,840	2,
Total	**6,668**	5,520	6,
Impaired loans as a % of closing advances	**%**	%	
Secured	**2.07**	1.87	2
Unsecured	**13.00**	10.70	1
Total	**2.91**	2.59	2
Risk weighted assets	**£112.2bn**	£105.1bn	£109.
Customer deposits	**£135.9bn**	£129.6bn	£132.

Operational Performance

Mortgages
Across our five mortgage brands the combination of increased gross lending share, delivered in a stronger market, and some encouraging early results in customer retention has resulted in a marked improvement in net lending share.

Gross lending of £35.2bn (H1 2005 £27.6bn) represents an estimated market share of 22% (2005 21%), in a market up 27% on 2005. The mortgage book grew by £10.3bn representing an estimated net lending market share of 21% (2005 14%). This improvement in market share was helped by better customer retention as our principal repaid market share fell to an estimated 23% (2005 25%).

Despite improved impairment trends, the prospect of only modest house price inflation and a possible move upwards in interest rates means our pricing strategy continues to target lower LTV lending. Our prudent risk appetite is reflected once again in the LTV of new lending, which remained broadly stable at 61% (2005 60%). The LTV of our existing portfolio remains strong at 44% (end 2005 43%).

Unsecured Personal Loans
We continue to focus on the acquisition of better quality business at lower acquisition cost and at returns that reflect the risks. We are building on recent investments made in pricing and credit risk capability, and continuing to concentrate our marketing effort on existing customers. Consequently our market share of lending is estimated to be 9% with balances unchanged on December 2005.

Credit Cards
Our extensive multi-branded product range has again enabled us to deliver strong growth in our credit card business where, despite rising impairments, pricing is such that we continue to view the market as an attractive one for shareholders. In the first six months of 2006, we acquired 380,000 new accounts (490,000 including those acquired through our joint venture partners), resulting in an estimated market share of 12% of new credit card accounts. Balances remained unchanged at £7.3bn (end 2005 £7.3bn).

The One Card is consistent with our strategy of seeking growth in the higher quality segments of the UK credit card market and One Card balances now account for circa 33% of our portfolio (end 2005 30%).

As previously indicated, and in line with other providers, we are implementing the OFT ruling on credit card fees.

Retail Savings
Savings conditions continue to improve in the UK and the savings ratio increased to its highest point since Q4 2003. However with the Base Rate remaining unchanged and interest rates at historically low levels, competition for retail savings is intense, particularly in the fixed rate sector. Against this background deposits have continued to grow in the first half of 2006 and balances now stand at £117bn (end 2005 £113bn).

We remain innovative in our product design to attract new business. Our tax free range of products proved extremely popular generating an inflow of £2.4bn (H1 2005 £1.5bn), increasing our share of the cash ISA market to 22% (H1 2005 20%). Our product range and multi-brand strategy continues to offer value and choice, ensuring we remain attractive to new and existing customers alike. In the first half over one million new accounts were opened with over 200,000 of these being new customers. This reinforces our position as the UK's largest provider of savings products with an estimated share of the Household Sector Liquid Assets of 16% (end 2005 16%).

Bank Accounts
We further increased our momentum in attracting customers to our banking proposition opening 400,000 bank accounts in the first half of 2006 up 29% on the first half of 2005. In line with our strategy to focus on the key full facility current account market, 77% of these were full facility accounts. Our estimated market share of new business in the 'full facilities' current account market is estimated at 20%. Our launch of the High Interest Current Account in June continues the attack on our competitors, with a best buy 5% current account rate supplementing our range that includes the Current Account paying interest on all credit balances, and the unique 'Moneyback' Current Account providing cash back on debit card purchases.

Credit balances increased to £15.9bn (end 2005 £15.8bn) and debit balances fell to £1.1bn (end 2005 £1.3bn).

We now have over four million bank account customers registered for Internet banking, and will be making substantial improvements in August to our online banking service for customers.

Business Banking

2006 has seen continued solid progress in our Business Banking operation. Our lead indicator is the volume of switchers we attract from our competitors, and in H1 2006 volumes increased by 59% to 8,450 (H1 2005 5,300). Switcher volumes are climbing in part due to the introduction of an intermediary sales team, which is also helping to increase the average value of switchers.

New Business Banking activity is helping to drive the income line which has increased by 21% in the period. We continue to see the SME market in England & Wales as an attractive opportunity for growth.

Strategy & Prospects

Our Retail strategy remains focused on creating shareholder value by delivering better customer value across a broad spectrum of products and distribution channels. We offer our customers easy to understand, competitively priced and straightforward products which, combined with a rigorous approach to cost control and risk management, enables us to convert growth in sales into growth in shareholder value. This approach aligns with the regulatory environment which is dominated by enquiries that have the desire to ensure fairness and understanding of the charges customers pay for products and services. We will participate and input to these enquiries fully and make changes as appropriate so as to ensure that the long term interests of customers and shareholders alike are protected.

The economic outlook remains benign, and will offer support in most of our markets. The housing market is likely to slow slightly, but we remain confident about maintaining our net share whilst continuing to manage the risk profile of new lending. In our unsecured lending businesses, we will continue to adopt a vigilant approach to lending criteria in the light of general affordability pressures and the growth in personal insolvencies.

We continue to be confident about growing market share profitably in our key market segments. In parallel, we will remain focused on strict cost and credit control as we leverage our sales and distribution strength.

CORPORATE

Underlying profit before tax in Corporate increased by 14% to £758m (H1 2005 £663m). This performance was generated by selective asset growth, preservation of strong margins, controlled expense growth and further favourable credit experience. With continued competitive pressure on margins prevailing in many segments of the market, we retain an appropriate risk appetite in order to protect returns rather than chasing market share.

Financial Performance

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Ye end 31.12.20 £
Net interest income	**954**	833	862	1,6
Non-interest income	**653**	654	732	1,3
Commitment fees	**21**	23	22	
Guarantee fees	**12**	15	13	
International fees	**23**	19	14	
Transaction fees	**33**	31	63	
Other	**99**	83	46	1
Fees and commission income	**188**	171	158	3
Fees and commission expense	**(18)**	(25)	(11)	(
Profit on sale of investment securities	**69**	79	84	1
Operating lease rental income	**372**	336	346	6
Other operating income	**42**	93	155	2
Net operating income	**1,607**	1,487	1,594	3,0
Operating expenses	**(637)**	(638)	(615)	(1,2
Staff	**(197)**	(188)	(222)	(4
Accommodation, repairs and maintenance	**(2)**	(1)	(1)	

Technology	**(10)**	(7)	5	
Marketing and communication	**(14)**	(15)	(15)	(
Depreciation:				
Tangible and intangible fixed assets	**(13)**	(11)	(11)	(
Other	**(39)**	(42)	(50)	(
Sub total	**(275)**	(264)	(294)	(5
Recharges:				
Technology	**(23)**	(25)	(23)	(
Accommodation	**(25)**	(22)	(24)	(
Other shared services	**(30)**	(31)	(34)	(
Underlying operating expenses	**(353)**	(342)	(375)	(7
Operating lease depreciation	**(284)**	(296)	(240)	(5
Impairment on investment securities	**(58)**	(12)	(33)	(
Operating profit before provisions	**912**	837	946	1,7
Impairment losses on loans and advances	**(174)**	(198)	(230)	(4
Operating profit	**738**	639	716	1,3
Share of profits of associates and jointly controlled entities	**20**	24	41	
Underlying profit before tax	**758**	663	757	1,4
Net interest margin	**2.34%**	2.18%	2.13%	2.1
Impairment losses as a % of average advances	**0.22%**	0.26%	0.30%	0.5
Cost:income ratio	**27.9%**	29.0%	28.4%	28.

Operating Income and Margins

We continue to demonstrate strong growth in underlying net operating income. This is underpinned by our stance on preserving returns on advances growth by participating actively in the market and selling down positions. Net interest income increased by 15% to £954m (H1 2005 £833m) while underlying non-interest income fell by 10%, as a result of lower net investment gains and dividend receipts in our investment book relative to those enjoyed in the first half of 2005. Overall underlying net operating income has increased by 7% to £1,265m (H1 2005 £1,179m).

The net interest margin for the first half of 2006 was 234bps compared to 218bps in the first half and 213bps in the second half of last year, further demonstrating our commitment to maintaining strong margins. Our lending margin benefited both from our discipline of selling down and also from redemption premia on early repayment of loans.

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2005	213
Lending margins	20
Deposit margins	4
Capital earnings	(3)
Net interest margin for the half year ended 30 June 2006	**234**

We continue to focus on non-interest income. Net fees and commission income across all of our businesses increased by 16% to £170m (H1 2005 £146m). Other operating income decreased to £42m (H1 2005 £93m) although this was anticipated as 2005 benefited from a small number of large non-recurring receipts. Investment gains from our investment portfolio were also lower. Unrealised gains were, however, higher at the end of June than at the beginning of the year and are therefore expected to support a sustainable flow of gains going forward.

Operating Expenses

We maintain our focus on cost discipline through rigorous cost management, without depriving the business of investment. Underlying operating expenses increased by 3% to £353m (H1 2005 £342m). This, combined with a 7% increase in underlying net operating income, has resulted in a further improvement in the cost:income ratio to 27.9% (H1 2005 29.0%, H2 2005 28.4%) and positive jaws of 4%.

Credit Quality and Provisions

Credit quality has strengthened, with impaired loans as a percentage of closing advances falling to 1.34% (end 2005 1.41%). Provisioning experience has also improved, with impairment losses decreasing 12% to

£174m (H1 2005 £198m). As a percentage of average advances, impairment losses decreased to 0.22% (H1 2005 0.26%, H2 2005 0.30%). With risk adjusted pricing and the preservation of returns guiding us in our lending decisions, the resultant credit performance demonstrates that the balance struck between market share and credit risk is providing value enhancing growth.

Lex Vehicle Finance ('Lex')

Lex became a wholly owned subsidiary on 31 May; prior to this date it was a 50% owned joint venture. The acquisition of Lex makes HBOS number one in the contract hire market with added reach into brokers, the public sector, SMEs and large corporates. This emphasises our commitment to creating a world class contract hire business and builds on the position we have established for our Vehicle, Asset and Motor businesses.

Excluding Lex, the net interest margin for the first half of 2006 would have been 235bps. Operating lease income would have remained constant and operating lease depreciation would have decreased by 13% compared to the first half of last year. Underlying operating expenses would have been 2% higher than the first half of last year.

	As at 30.06.2006	As at 30.06.2005	As at 31.12.2005

Loans and advances to customers	**£82.4bn**	£76.3bn	£79.2bn
Impairment provisions on advances	**£654m**	£700m	£704m
Impairment provisions as a % of closing advances	**0.79%**	0.92%	0.89%
Classification of advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy	**1**	1	1
Manufacturing industry	**5**	7	7
Construction and property:			
Property investment	**19**	23	20
Property development	**6**	5	6
Housing associations	**3**	3	4
Housebuilders	**3**	3	3
Other property	**3**	2	3
Hotels, restaurants and wholesale and retail trade	**11**	11	11
Transport, storage and communication	**5**	5	6
Financial	**8**	9	7
Other services	**22**	19	19
Individuals	**2**	2	2
Overseas residents	**11**	9	10
	100	100	100
Impaired loans	**£1,107m**	£1,241m	£1,114m
Impaired loans as a % of closing advances	**1.34%**	1.63%	1.41%
Impairment provisions as a % of impaired loans	**59%**	56%	63%
Risk weighted assets	**£96.0bn**	£89.2bn	£92.5bn
Customer deposits	**£40.6bn**	£41.9bn	£41.7bn

* Before impairment provisions.

Operational Performance

Lending
Our Asset Class Management strategy uses specialisation within teams to develop a deep understanding of the dynamics of a market, giving us a clear competitive advantage and a distinctive position in the marketplace. This allows a more focused approach to our selected markets. Bringing together the origination and asset management teams in our chosen asset classes ensures that we align our activities and allows us to balance value protection with value creation. Our clients will benefit from the combination of expertise, versatility and long term commitment.

We have maintained high single digit lending growth, with advances increasing at an annualised rate of 8% to £82.4bn. This reflects our strategy to concentrate on returns rather than volumes, with a firm resolution to maintain lending criteria and an ongoing focus on sell downs.

The property sector, in which we have a wealth of experience and a proven ability to identify good risk-adjusted returns, is the largest concentration within our lending book, representing 34% of our portfolio. The property portfolio consists of property investment 19%, property development 6%, housing associations 3%, housebuilders 3% and other property 3%. Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security.

Overall, given the strength of the collateral, we continue to view property lending as one of the very best asset classes.

The other sectors within our lending book have remained stable and performed in line with our expectations. The service sectors (financial and others) have performed consistently to date and together represent 30% of our portfolio. We have also experienced a satisfactory performance from sectors associated with the slowdown in consumer spending such as retail, hotels, restaurants and manufacturing. These sectors represent 16% of our portfolio.

6% of our lending book supports individual transactions in the Private Equity market across a number of sectors. This continues to be a very active market which has attracted a high level of liquidity from both banks and funds. Our approach to new transactions continues to be very selective and we have taken advantage of the liquidity position to manage down our hold positions to levels with which we are comfortable. Since January 2006, the UK portfolio has been managed by a dedicated team in order to provide particular focus on managing this asset class, and we are satisfied with the quality and diversity of our book.

Our asset finance and motor business, which covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing, represents 16% spread across our portfolio. Through our successful joint ventures and also in our own right, we continue to maintain our position as a leading player in the motor finance market.

Deposits

Customer deposits have decreased to £40.6bn as we continue to price away expensive, liquid deposits that are less suitable for funding purposes. As a result of this strategy, the underlying quality of our deposits has improved and we have maintained a strong deposit margin.

Strategy & Prospects

We provide an extensive and growing range of innovative and tailored products and services in the UK. Our key competitive advantage is that we seek to 'look at things differently' and to shape and lead many corporate banking markets. Our integrated, joint venture, structured and acquisition finance businesses, often providing a 'one-stop' mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to generate attractive 7volumes of business whilst at the same time optimising our return on capital. In the Public Private Partnership area, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Our presence in the England & Wales market continues to grow and we remain focused on improving performance within this arena. The relationship banking teams, based throughout the UK, continue to provide core products and services to SME customers. Our flexible attitude to business and track record of providing new innovative products ensures a solid base for future growth and our award winning Corporate Internet Banking facilities have helped us further develop our service to customers.

We expect the positive trends evident in the first half of 2006, in terms of selective lending growth and strong returns, to continue for the rest of the year. We continue to have long term ambitions in all markets in which we operate and our strategy of measured lending growth, with a focus on sound credit quality, maintenance of our current level of return and cost efficiency, has the potential to deliver sustainable profitable growth.

(Page 26)

INSURANCE & INVESTMENT

Underlying profits in Insurance & Investment increased by 17% to £287m (H1 2005 £245m) with General Insurance profits up 22% to £163m (H1 2005 £134m) and Investment profits increasing by 12% to £124m (H1 2005 £111m).

General Insurance sales, as measured by Gross Written Premium ('GWP'), fell slightly by 2% to £919m GWP (H1 2005 £941m) reflecting a strong performance in Household Insurance (up 11%) but slower sales in Motor (down 11%) and Repayment Insurance (down 6%). Overall growth in General Insurance profits demonstrates a continued focus on retention and a strong underwriting performance during this phase of the insurance cycle.

Investment sales, as measured by the industry measure Annual Premium Equivalent ('APE'), grew by 33% to £904m (H1 2005 £681m) with strong growth in all channels. Investment sales have grown more rapidly than Investment profits due to the timing of profit recognition on Investment Contract business under IFRS.

Financial Performance

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Y enc 31.12.2(
Net interest income	**(42)**	15	(110)	[illegible]
Non-interest income	**4,368**	4,930	8,018	12,9
Fees and commission income	**76**	114	39	[illegible]
Fees and commission expense	**(415)**	(419)	(385)	(8
Net earned premiums on insurance contracts	**2,753**	2,089	2,378	4,4
Change in value of in-force Long Term Assurance Business	**117**	134	203	3
Investment and other operating income	**1,837**	3,012	5,783	8,7
Net operating income	**4,326**	4,945	7,908	12,8
Operating expenses	**(4,020)**	(4,689)	(7,641)	(12,3
Staff	**(170)**	(161)	(166)	(3
Accommodation, repairs and maintenance	**(10)**	(8)	(10)	(
Technology	**(18)**	(14)	(20)	(
Marketing and communication	**(16)**	(18)	(16)	(
Depreciation:				
Tangible and intangible fixed assets	**(27)**	(31)	(16)	(
Other	**(131)**	(102)	(148)	(2
Sub total	**(372)**	(334)	(376)	(7
Recharges:				
Technology	**(22)**	(24)	(21)	(
Accommodation	**(17)**	(15)	(16)	(
Other shared services	**(7)**	(6)	(10)	(
Underlying operating expenses	**(418)**	(379)	(423)	(8
Change in investment contract liabilities	**(929)**	(1,720)	(3,478)	(5,1
Net claims incurred on insurance contracts	**(1,230)**	(1,126)	(766)	(1,8
Net change in insurance contract liabilities	**(1,142)**	(1,349)	(2,720)	(4,0
Change in unallocated surplus	**(301)**	(115)	(254)	(3
Operating profit	**306**	256	267	5
Share of losses of associates and jointly controlled entities	**(19)**	(11)	(23)	(
Underlying profit before tax	**287**	245	244	4

General Insurance Business

Financial Performance

In a highly competitive market, underlying profits in the General Insurance business increased by 22% to £163m (H1 2005 £134m), reflecting a continuing focus on retention and a strong underwriting performance. GWP fell slightly by 2% to £919m (H1 2005 £941m) with growth in Household Insurance sales (up 11%) offset by falls in Repayment Insurance (down 6%) and Motor Insurance (down 11%), reflecting reduced personal lending volumes and competitive motor market conditions.

Underlying non-interest income increased by 46% to £233m (H1 2005 £160m). Underlying operating expenses increased by 8% to £64m (H1 2005 £59m).

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Y en 31.12.2
Net interest income	**13**	44	(20)	
Non-interest income	**407**	347	448	7
Fees and commission income	**23**	12	18	
Fees and commission expense	**(288)**	(268)	(320)	(5
Net earned premiums on insurance contracts	**630**	596	630	1,2

Change in value of in-force Long Term Assurance Business	**5**	5	49	
Investment and other operating income	**37**	2	71	
Net operating income	**420**	391	428	8
Operating expenses	**(238)**	(246)	(285)	(5
Underlying operating expenses	**(64)**	(59)	(73)	(1
Net claims incurred on insurance contracts	**(165)**	(187)	(167)	(3
Net change in insurance contract liabilities	**(9)**		(45)	(
Operating profit	**182**	145	143	2
Share of losses of associates and jointly controlled entities	**(19)**	(11)	(23)	(
Underlying profit before tax	**163**	134	120	2

Operational Performance

General Insurance Sales **Gross Written Premiums**

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half y en 31.12.2
Repayment Insurance			
- Group business	**272**	286	
- Third party	**218**	238	
Household	**248**	223	
Motor	**133**	149	
Other	**48**	45	
Total	**919**	941	1,

(Page 28)

Repayment Insurance
Sales of Repayment Insurance fell 6% to £490m GWP (H1 2005 £524m), primarily as a result of lower unsecured personal lending volumes with sales to HBOS Group customers down by 5% to £272m (H1 2005 £286m).

Our claims management service has received excellent results in industry-wide surveys and we continue to exceed customer expectations in most areas of service delivery. This excellent customer service provides a competitive advantage in attracting and retaining Repayment Insurance business.

In December 2005, the OFT announced a study into Payment Protection Insurance ('PPI'). We are confident that the product continues to meet a valuable customer need for protection and, when taken together with the associated lending product, that it is competitively priced. We await the development of this enquiry and will, as with other regulatory matters, participate fully in the debate, making changes if necessary and as appropriate.

Household Insurance
Sales of Household Insurance increased by 11% to £248m GWP (H1 2005 £223m) generating book growth of 16% to 3m policies. First party Group distribution channels remain a key source of business, generating 54% of new policy sales; however, sales through third party channels (including the Paymentshield intermediary business, in which the Group holds a majority stake, and which contributed £24m of GWP) have been an important driver of overall growth, increasing by 69%.

Our strategy to broaden the Household Insurance customer base and reduce reliance on mortgage related sales continues, with 87% of new policies not linked to Group mortgage sales. Of particular note were sales via the internet, which were up 28% on H1 2005. We have also recently launched a media advertising campaign designed to build brand awareness of Halifax Home Insurance. The quality of our home insurance offering was reinforced by the recent confirmation of our 5 star Defaqto rating for the fourth consecutive year.

Underwriting performance in household has been very good, underpinned by benign weather conditions in the UK but also reflecting our continued investment in claims management as a source of competitive advantage.

Loss ratios in household were 50% (H1 2005 60%) and we continue to limit our exposure to large claim events through appropriate reinsurance.

Motor Insurance
Sales of Motor Insurance, through both esure and First Alternative fell by 11% to £133m (H1 2005 £149m) reflecting fierce competition which is holding back premium rate increases across the market, thus limiting the number of customers seeking to switch provider. Consistent with our focus on long term shareholder value, we have sought to retain existing customers and to maintain underwriting disciplines to protect profitability. We believe that current market pricing is not sustainable in the light of increasing claims settlement costs and low investment returns and that premium rate rises will be required, creating increased opportunities for future sales growth as customers start to 'shop around' again. In the meantime, we continue to innovate through brand and product differentiation as a means of generating new sales and the Sheilas' Wheels brand, targeted at female drivers, continues to be successful.

Other Insurances
Sales of other personal lines insurance, such as legal protection and annual travel, continue to grow. These insurances are value added additions to our mainstream personal lines products.

Investment Business

Financial Performance

Underlying profit before tax in the Investment Business increased by 12% to £124m (H1 2005 £111m).

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Y en(31.12.2(
Net interest income	**(55)**	(29)	(90)	(1
Non-interest income	**3,961**	4,583	7,570	12,1
Fees and commission income	**53**	102	21	1
Fees and commission expense	**(127)**	(151)	(65)	(2
Net earned premiums on insurance contracts	**2,123**	1,493	1,748	3,2
Change in value of in-force Long Term Assurance Business	**112**	129	154	2
Investment and other operating income	**1,800**	3,010	5,712	8,7
Net operating income	**3,906**	4,554	7,480	12,(
Operating expenses	**(3,782)**	(4,443)	(7,356)	(11,7
Underlying operating expenses	**(354)**	(320)	(350)	(6
Change in investment contract liabilities	**(929)**	(1,720)	(3,478)	(5,1
Net claims incurred on insurance contracts	**(1,065)**	(939)	(599)	(1,5
Net change in insurance contract liabilities	**(1,133)**	(1,349)	(2,675)	(4,(
Change in unallocated surplus	**(301)**	(115)	(254)	(3
Underlying profit before tax	**124**	111	124	2

Following the transition to IFRS in 2005, the income statement includes a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, the income statement can be summarised in a simplified format as follows:

Simplified Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	e 31.12.
Net interest income	**(55)**	(29)	(90)	
Underlying non-interest income	**533**	460	564	1
Underlying net operating income	**478**	431	474	
Underlying operating expenses	**(354)**	(320)	(350)	
Underlying profit before tax	**124**	111	124	

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as

with-profit contracts) are accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, the income statement incorporates two very different profit recognition patterns depending on the nature of the contract. This complicates the presentation of profit emergence for our Investment Business.

The table below sets out the profit contribution from each type of contract and other items.

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Year ended 31.12.2005 £m
Contribution from insurance contracts	**243**	224	242	466
Contribution from investment contracts	**(13)**	(11)	(11)	(22)
Development expenditure	**(39)**	(47)	(33)	(80)
Other income and costs	**(3)**	(2)	(9)	(11)
Debt financing cost *	**(64)**	(53)	(65)	(118)
Underlying profit before tax	**124**	111	124	235

* Debt financing costs include the Group capital charge as previously disclosed and the cost of subordinated debt finance which was previously included within the Contribution from insurance contracts.

Profit growth in 2006 reflects strong growth in the new business contribution from EV accounted insurance contract business (up 52% to £105m), held back by higher new business strain (up 19% to £133m) on sales of IAS 39 accounted investment contract business. As a result, the timing of profit recognition on investment contract business (which represents 75% of total new business) means that overall profit growth of 12% is lower than the growth in total sales (33%). Development spend reflects our continued investment in new business initiatives including pensions 'A' Day, and the enhancement of front-end and back office processes.

Insurance Contracts (accounted for on an EV basis)
The expected contribution from existing business (i.e. before adjustments for experience) increased due to continued growth in levels of in-force business. The contribution from new insurance contract business increased by 52% to £105m (H1 2005 £69m), driven by an increase in sales for this type of contract, in particular an increase in investment bond sales through the bancassurance channel. The profit contribution from insurance contracts is analysed below.

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Year ended 31.12.2005 £m
Expected contribution from existing business	**75**	63	70	133
Actual vs expected experience on existing business	**4**	36	16	52
	79	99	86	185
Contribution from new business	**105**	69	107	176
Investment earnings on net assets using long term assumptions	**59**	56	49	105
Contribution from insurance contracts	**243**	224	242	466

Investment Contracts (accounted for on an IAS 39 basis)
Under IAS 39, profit recognition on investment contracts is deferred to later years and a loss is typically recorded in the year of sale. As a consequence of continued growth in investment contract sales in 2006 (particularly pensions, ISAs and other investment fund business), the initial new business strain on these sales has again increased. The contribution from existing business continues to grow as our in-force book increases in size and asset values rise. As the contribution from the in-force book increases relative to the contribution from new sales volumes, in time, we expect the profits on existing business to exceed the strain from new business. The profit contribution from investment contracts is analysed below.

	Half year ended 30.06.2006 £m	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	Year ended 31.12.2005 £m
Contribution from existing business	**120**	101	97	198
Contribution from new business	**(133)**	(112)	(108)	(220)
Contribution from investment contracts	**(13)**	(11)	(11)	(22)

A key driver of the contribution from existing business is the annual management charge on funds under management. Total liabilities for investment contracts accounted for on an IAS 39 basis (which provide an indication of the funds under management) amounted to £35.7bn at the end of June 2006 (end 2005 £29.3bn).

New business profitability

Whilst IAS 39 changes the timing of profit recognition relative to EV accounting, importantly it does not change the total profitability of the business written. New business profitability when measured on a consistent EV basis remains strong at 25% APE (H1 2005 23% APE), in line with our medium term target. The lower bancassurance return (26% compared to 29% in the full year 2005) is due to changes in business mix with a higher proportion of ISA sales in the first half of 2006. Individual product margins have remained broadly stable.

	Half year ended 30.06.2006 % APE	Half year ended 30.06.2005 % APE	Half year ended 31.12.2005 % APE	ˋ er 31.12.2 %
Bancassurance	**26**	26	31	
Intermediary – UK	**13**	13	10	
Wealth Management	**41**	35	46	
Total	**25**	23	28	

Other Disclosures

The economic assumptions used to calculate embedded values in 2006 are the same as those in 2005. Details of the basis can be found on page 55-56 of the Financial Review. The section also includes an analysis of the embedded value.

Operational Performance

Our multi-brand, multi-channel operating model continues to deliver strong results, with strong growth in all three channels resulting in a 33% increase in overall sales to £904m APE (H1 2005 £681m).

Investment Sales	**Half year ended 30.06.2006 Single £m**	**Half year ended 30.06.2006 Annual £m**	**Half year ended 30.06.2006 Total £m**	**Half year ended 30.06.2006 Total APE £m**	Half year ended 30.06.2005 Single £m	Half year ended 30.06.2005 Annual £m	Half year ended 30.06.2005 Total £m	Half er 30.06.2 Total
Life:	**2,971**	**29**	**3,000**	**326**	2,265	34	2,299	
With profits								
Unit Linked	**2,942**	**9**	**2,951**	**303**	2,265	12	2,277	:
Protection	**29**	**20**	**49**	**23**		22	22	
Pensions:	**1,188**	**192**	**1,380**	**311**	949	127	1,076	
Individual	**1,020**	**126**	**1,146**	**228**	801	88	889	
Group	**38**	**66**	**104**	**70**	89	39	128	
Annuities	**130**		**130**	**13**	59		59	
Mutual Funds	**1,023**	**165**	**1,188**	**267**	788	120	908	
Total	**5,182**	**386**	**5,568**	**904**	4,002	281	4,283	

Bancassurance	**2,459**	**218**	**2,677**	**464**	2,061	165	2,226
Intermediary	**1,540**	**125**	**1,665**	**279**	1,212	85	1,297
Wealth Management	**1,183**	**43**	**1,226**	**161**	729	31	760
Total	**5,182**	**386**	**5,568**	**904**	4,002	281	4,283
Insurance Contracts*	**1,794**	**45**	**1,839**	**224**	1,450	48	1,498
Investment Contracts	**3,388**	**341**	**3,729**	**680**	2,552	233	2,785
Total	**5,182**	**386**	**5,568**	**904**	4,002	281	4,283

* Accounted for on an EV basis.

Bancassurance
Sales via our Bancassurance channel increased by 25% to £464m APE (H1 2005 £371m), building on the considerable growth of recent years. We now have over one million customers and are continuing to reinforce our position as the clear No. 1 bancassurer in the UK.

We believe that our Bancassurance sales forces are the most productive in the market with approximately £700,000 APE per active adviser in our branches (H1 2005 £550,000) and £850,000 APE per client manager in Bank of Scotland Investment Service ('BOSIS'), our high net worth sales force (H1 2005 £650,000).

Our simple, value for money range of Bancassurance products already satisfies the Government's new 'stakeholder' requirements and our ability to offer these products with full financial advice is a proposition that continues to drive business growth. Additional growth has come from expansion of our retail branch network with the conversion of 18 Birmingham Midshires branches to the Halifax model; the planned opening of further branches across the South East will help to drive future growth.

Sales of investment business, particularly ISAs (up 42%) and investment bonds (up 36%) have been very strong, notwithstanding recent budget changes on inheritance tax on trust arrangements. We have also seen higher sales of Child Trust Funds boosted by our decision to become a Government 'default provider' for those parents who do not open an account themselves.

Intermediary
Overall Intermediary sales were up by 35% to £279m APE (H1 2005 £206m). Impressive growth was again seen in our Offshore proposition (up 177%) through our Global Investor Product, and also in our pensions products. Our full pension product range has been successfully transitioned to the simplified regime introduced after 'A' Day and we continue to benefit from our well regarded technical support to IFAs and other intermediary partners under the Clerical Medical brand.

We successfully secured a position on the Bankhall Multi-tie offering to their 4,000 registered individuals, as well as positions with Thinc Destini and as sole provider of pension products for Intrinsic. These latter two organisations represent a new breed of Intermediary distribution in the UK seeking to take advantage of the flexibility introduced as a result of depolarisation.

We have continued our focus on margins and enhancing new business profitability.

Wealth Management
Sales at St. James's Place ('SJP') were up 55% to £161m (H1 2005 £104m). Strong sales of investment bonds have continued in the first half of 2006, whilst there has been significant growth in pensions business, as the partnership advice model has positioned SJP well to benefit from 'A' Day changes.

Fund performance remains strong and funds under management are up 10% at £13.5bn (end 2005 £12.3bn). Partner numbers increased by 2% to 1,170 (end 2005 1,148).

Strategy & Prospects

Our strategic objective remains unchanged - to be the No. 1 insurance and investment group in the UK, in the combined investment and personal lines general insurance markets. In pursuit of this objective, we continue to apply our successful multi-brand, multi-channel strategy, in particular leveraging off the power of the Group's distribution channels. Alongside our powerful Bancassurance distribution network, we have a profitable and growing Intermediary channel for both General Insurance and Investment Business, whilst SJP

represents another source of strong profitable growth.

In our General Insurance businesses, whilst short-term sales growth has been tempered by slower unsecured lending growth and competitive conditions in the motor market, we believe that the medium term growth prospects for our combined personal lines businesses, and in particular household, remain strong.

In Investment, demographic trends and the need for consumers to provide for their own futures point to significant long term growth potential. Our multi-brand, multi-channel, shared service operating model continues to deliver strong growth, and represents a clear source of competitive advantage. This will remain at the core of our strategy as we continue to grow market share on profitable terms and to consolidate our position as the No. 1 investment business in the UK. We expect continued strong sales in the remainder of 2006 but year on year comparisons are likely to moderate relative to the strong sales performance in the second half of 2005.

END

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Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 2
Released	07:01 01-Aug-06
Number	0314H

INTERNATIONAL

The primary objective of our three International operating divisions, Australia, Ireland and Europe & North America ('ENA'), is to leverage the already proven UK operating model in selected markets where opportunities exist for value added growth within our defined risk appetite.

Underlying profit before tax in International increased by 27% to £389m (H1 2005 £307m) and each of the three divisions reported healthy profit increases. Australia reported strong growth in income as a result of market share gains. ENA delivered strong income and asset growth and in Ireland, even with the significant investment in the retail business in the first half of the year, profit grew strongly.

On an annualised basis, advances grew by 22% to £47.6bn and customer deposits rose by 13% to £14.8bn. Underlying operating income grew by 27% to £787m (H1 2005 £622m) and underlying operating expenses, including investment spend, rose by 30% to £300m (H1 2005 £231m).

Financial Performance

Income Statement	**Half year ended 30.06.2006 £m**	Half year ended 30.06.2005 £m	Half year ended 31.12.2005 £m	e[illegible] 31.12.[illegible]
Net interest income	**583**	476	542	1
Non-interest income	**307**	122	381	
Fees and commission income	**117**	82	124	
Fees and commission expense	**(80)**	(51)	(125)	
Net earned premiums on insurance contracts	**223**	87	100	
Change in value of in-force long term assurance business	**25**	2	57	
Operating lease rental income	**17**	16	16	
Investment and other operating income	**5**	(14)	209	
Net operating income	**890**	598	923	1
Operating expenses	**(402)**	(205)	(518)	
Staff	**(168)**	(126)	(157)	
Accommodation, repairs and maintenance	**(21)**	(20)	(19)	
Technology	**(16)**	(8)	(11)	
Marketing and communication	**(20)**	(15)	(20)	
Depreciation:				
Tangible and intangible fixed assets	**(17)**	(11)	(17)	
Other	**(57)**	(51)	(73)	
Sub total	**(299)**	(231)	(297)	
Recharges:				
Technology	**(1)**		(1)	
Underlying operating expenses	**(300)**	(231)	(298)	
Operating lease depreciation	**(11)**	(13)	(12)	
Change in investment contract liabilities	**2**	105	4	
Net claims incurred on insurance contracts	**(33)**	(43)	(84)	
Net change in insurance contract liabilities	**(60)**	(23)	(128)	
Impairment on investment securities	**(1)**	(2)	(4)	
Operating profit before provisions	**487**	391	401	
Impairment losses on loans and advances	**(98)**	(85)	(95)	
Operating profit	**389**	306	306	
Share of profits/(losses) of associates and jointly controlled entities		1	(3)	

Underlying profit before tax	389	307	303	
Net interest margin	**2.51%**	2.66%	2.63%	2
Impairment losses as a % average advances	**0.22%**	0.25%	0.24%	C
Cost:income ratio	**38.1%**	37.1%	42.6%	4

(Page 35)

Balance Sheet and Asset Quality Information	As at 30.06.2006	As at 30.06.2005	A 31.12.2
Loans and advances to customers	**£47.6bn**	£36.5bn	£42.
Impairment provisions on advances	**£331m**	£287m	£3
Impairment provisions as a % of closing advances	**0.70%**	0.79%	0.
Classification of advances*:	%	%	
Agriculture, forestry and fishing	**1**	1	
Energy	**1**	1	
Manufacturing industry	**3**	3	
Construction and property	**18**	17	
Hotels, restaurants and wholesale and retail trade	**8**	9	
Transport, storage and communication	**2**	2	
Financial	**2**	2	
Other services etc.	**6**	6	
Individuals:			
Home mortgages	**38**	37	
Other personal lending	**6**	7	
Overseas residents	**15**	15	
	100	100	
Impaired loans	**£604m**	£544m	£5

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-Aug-06
Number	0878H

HBOS plc announces that on 01 August 2006 it purchased 1,130,000 of its ordinary shares at a price of 970.1155 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,751,000 of its ordinary shares in Treasury and has a total of 3,795,060,806 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Misys plc
Released	15:32 02-Aug-06
Number	1538H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	1 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,124,108	(6.430%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,124,108	(6.430%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,776	£2.435

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:46 02-Aug-06
Number	1657H

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	10,645	02/08/2006
Bank of Scotland SAYE	2,738	02/08/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,424,138 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-July2006
Released	08:00 03-Aug-06
Number	1633H

Halifax House Price Index

National Index **July 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 572.9 Monthly Change 0.2% Annual Change 8

Standardised Average Price (seasonally adjusted) £177,020

Key Points

- House prices increased by 0.2% in July following successive declines in May and Ju This mixed pattern of monthly price rises and falls is a typical feature of a more stabl housing market.
- Technical factors – the corresponding monthly figures last year were weak – have, a expected, contributed to a pick-up in annual house price inflation in 2006. Additionall strengthening UK economy and improved buyer confidence gave the housing marke more momentum than we expected in the first half of 2006. We have slightly increas our forecast for house price growth this year from 3% to 5%. This forecast (5%) is be the long-term average of 8% but is in line with the reported increase in 2005.
- Sound fundamentals, underpinned by a strengthening economy, high employment le and low interest rates, will continue to support housing demand in the second half of 2006. The annual rate of house price inflation, however, is expected to ease, partly because the corresponding figures last year were strong. Pressure on householders' finances from utility bill and council tax rises, and speculation of higher interest rates, also likely to moderate demand, causing house price inflation to decline.
- Activity has stabilised in recent months with the number of loans approved for house purchase down 2% in 2006 Q2 compared with Q1, on a seasonally adjusted basis, according to the latest Bank of England figures.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 0.2% in July following successive declines in May and June. This mixed pattern of monthly price rises and falls is a typical feature of a more stable housing market. Overall, house prices have increased by only 0.9% in the past four months compared with a 3.3% rise in the preceding four months.

Sound fundamentals will continue to support a healthy housing market over the remainder of 2006. Nonetheless, we expect the annual rate of house price inflation to ease, partly because the corresponding figures last year were strong. Increased pressure on householders' finances and mounting speculation of interest rate rises are also likely to curb demand."

Forecast for house price growth in 2006 revised up from 3% to 5% ......

Technical factors – the corresponding monthly figures last year were weak – have, as expected, contributed to a pick-up in annual house price inflation in 2006. Additionally, the strengthening UK economy and improved buyer confidence gave the housing market a little more momentum than we expected in the first half of 2006. We have slightly increased our forecast for house price growth this year from 3% to 5%. This forecast (5%) is below the long-term average of 8% but is in line with the reported increase in 2005.

Fundamentals are sound ......

A strengthening economy, high levels of employment – currently 223,000 higher than a year ago - and low interest rates will continue to support housing demand over the remainder of 2006, ensuring that the market remains in good health.

The ONS's preliminary estimate of GDP growth in 2006 Q2 demonstrates the improvement in the economy. GDP recorded a quarterly rise of 0.8% in Q2, above the UK's long-term historical average of 0.6%, and the strongest gain since 2004 Q2.

Activity has stabilised ......

There are, however, increasing signs that both the upward trends in prices and activity levels are easing. House prices have increased by only 0.9% in the past four months compared with a 3.3% rise in the preceding four months. Activity has also stabilised with the number of loans approved for house purchase down 2% in 2006 Q2 compared with Q1, on a seasonally adjusted basis, according to the latest Bank of England figures.

A continuation of these developments, together with the much stronger pattern of house price growth in the second half of 2005 compared with the first half, should mean that annual house price growth falls during 2006 H2.

Constraints will curb housing demand ......

Substantial increases in utility bills and above inflation council tax rises are putting pressure on householders' finances with the majority of the impact of these increases yet to be felt. British Gas's announcement of a further 12.4% increase in gas bills last week following a 22% rise in March underlines these pressures. *

The upward movement in the pricing of fixed rate mortgages in the past few months and mounting speculation of higher interest rates are also likely to constrain demand in the coming months. Additionally, the ongoing historically high level of house prices relative to average earnings will curb demand. These factors are expected to constrain housing demand and, therefore, reduce house price inflation over the remainder of 2006.

Mortgage market has increased in size this year.

There has been a significant strengthening in the mortgage market in 2006, largely driven by the improvement in the housing market which has boosted lending to finance house purchase. The number of remortgage loans has fallen as a proportion of gross mortgage lending from 44% in the first five months of 2005 to 38% in the same period this year.

Gross lending is predicted to total a record £338 billion this year compared with £288 billion in 2005. Net lending is expected to increase from £91 billion in 2005 to £109 billion in 2006.

* Source: BBC On Line, 'British Gas raises energy prices' (27 July 2006)

NOTE: The 8.8% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:33 03-Aug-06
Number	2308H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)...................................

3. Name of *person discharging managerial responsibilities/director*

(a) John Edwards

(b) Mark Parker

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

a. John Edwards
b. Mark Parker

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

(a) & (b) HSDL Nominees Limited

8 State the nature of the transaction

(a) & (b) Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

a. 2,000
b. 4,040

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

(a) & (b) de minimis

13. Price per *share* or value of transaction

a. £9.8912
b. £9.902

14. Date and place of transaction

(a) & (b) 2 August 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a. 35,187

b. 36,108

16. Date issuer informed of transaction

(a) & (b) 3 August 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Victoria Karran, Company Secretarial Manager

Date of notification

3 August 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Aug-06
Number	2333H

HBOS plc announces that on 03 August 2006 it purchased 2,500,000 of its ordinary shares at a price of 960.3207 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,251,000 of its ordinary shares in Treasury and has a total of 3,793,606,110 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	15:56 04-Aug-06
Number	2840H

Publication of Supplementary Prospectus

The Prospectus in relation to the U.S.$100,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc as issuers dated 15th May, 2006, was published on 15th May 2006 (Regulatory Announcement number 9893C). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 2 August 2006 and is available for viewing.

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2840h_-2006-8-4.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any

person outside these countries and/or to whom the offer contained in the Prospectus and supplement is not addressed. The Prospectus and supplement are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and supplement you must ascertain from the Prospectus and supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 08-Aug-06
Number	3637H

HBOS plc announces that on 07 August 2006 it purchased 350,000 of its ordinary shares at a price of 964.2337 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,601,000 of its ordinary shares in Treasury and has a total of 3,793,765,927 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	15:31 08-Aug-06
Number	4110H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,119,467	(6.429%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,119,467	(6.429%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,641	£2.382

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation Treasury Shares
Released	15:38 08-Aug-06
Number	4120H

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 8 August 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 1,601,000 of its ordinary shares in Treasury and has a total of 3,793,826,989 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 170,000,000.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 09-Aug-06
Number	4295H

HBOS plc announces that on 08 August 2006 it purchased 500,000 of its ordinary shares at a price of 969.7047 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,101,000 of its ordinary shares in Treasury and has a total of 3,800,107,208 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	10:18 09-Aug-06
Number	4392H

Publication of Prospectus and Supplementary Prospectus

The following prospectuses have been approved by the UK Listing Authority and are available for viewing:

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/4392h_-2006-8-9.pdf

The Prospectus of HBOS plc, The Governor and Company of the Bank of Scotland (the "**Bank of Scotland**") and HBOS Treasury Services plc ("**HBOSTS**") (together the "**Issuers**") in relation to the U.S.$100,000,000,000 Programme for the Issuance of Medium Term Notes due nine months or more from the date of issue dated 7 July 2006.

The Prospectus should be read and construed in conjunction with the audited consolidated annual financial statements of each of the Issuers for the financial years ended 31 December 2004 and 2005 including the independent auditors' report thereon which are incorporated by reference and which are available for viewing.

A supplement (the "**Supplement**") to the Prospectus has been approved by the UK Listing Authority on the 2 August 2006 and is also available for viewing.

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/4392h_2-2006-8-9.pdf

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:53 09-Aug-06
Number	4725H

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Corporate Trustees Limited ('HCTL')

The Company has received notification that on 8 August 2006, 6,088,885 ordinary shares of 25p each were issued at a price of 974.00p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors in the Company are potential beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 12,669,023 shares held by HCTL.

Becketts (Trustees) Limited ('BTL')

The Company has today received notification that on 8 August 2006, 157,559 ordinary shares of 25p each were issued at a price of 974.00p per share in respect of the HBOS plc Approved Profit Sharing Scheme.

The Executive Directors in the Company are potential beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 268,974 shares held by BTL.

HBOS plc Employee Trust Limited ('ETL')

The Company has today received notification that on 8 August 2006, 533,775 ordinary shares of 25p each were issued at a price of 974.00p per share in respect of the HBOS plc Australian Free Shares Plan.

The Executive Directors in the Company are potential beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,681,241 shares held by ETL.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:55 09-Aug-06
Number	4726H

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
Halifax Sharesave Scheme
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	14,212	09/08/2006
Bank of Scotland SAYE	1,581	09/08/2006
Halifax Sharesave Scheme	663	09/08/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,417,281 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:03 10-Aug-06
Number	5003H

RNS Number:5003H
HBOS PLC
10 August 2006

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 7,500,000 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the issue of HBOS plc Free shares. These shares will rank equally with the existing issued ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- D1 Oils plc
Released	15:43 10-Aug-06
Number	5258H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	D1 Oils plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	9 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	748,889	(2.367%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	748,889	(2.367%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	£2.290

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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RECEIVED

2006 OCT -3 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	15:43 10-Aug-06
Number	5260H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	9 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,126,567	(6.428%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,126,567	(6.428%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,100	£2.370

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-Aug-06
Number	5359H

HBOS plc announces that on 10 August 2006 it purchased 360,000 of its ordinary shares at a price of 956.6670 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,461,000 of its ordinary shares in Treasury and has a total of 3,799,930,588 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:36 11-Aug-06
Number	5890H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*

a. Peter Cummings, Director
b. Jo Dawson, Director
c. Benny Higgins, Director
d. Phil Hodkinson, Director
e. Andy Hornby, Director
f. Colin Matthew, Director
g. Harry Baines, PDMR
h. Dan Watkins, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3 above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the Directors/PDMRs detailed in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 25p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Halifax Corporate Trustees Limited

8 State the nature of the transaction

Awards made under the HBOS plc Share Incentive Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

308

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.74

14. Date and place of transaction

8 August 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a. 88,777
b. 51,975
c. 308
d. 263,086
e. 535,363
f. 319,206
g. 42,462
h. 46,598

16. Date issuer informed of transaction

10 August 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Victoria Karran, Company Secretarial Manager

Date of notification

11 August 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 14-Aug-06
Number	5938H

HBOS plc announces that on 11 August 2006 it purchased 400,000 of its ordinary shares at a price of 962.4761 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,861,000 of its ordinary shares in Treasury and has a total of 3,799,596,695 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	14:01 14-Aug-06
Number	6296H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,126,043	(6.427%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,126,043	(6.427%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	525	£2.3875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- D1 Oils plc
Released	14:04 14-Aug-06
Number	6297H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	D1 Oils plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	723,889	(2.288%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	723,889	(2.288%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	£2.300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	12:00 15-Aug-06
Number	6774H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	14 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,105,954	(6.423%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,105,954	(6.423%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,089	£2.392

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:15 16-Aug-06
Number	7607H

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan

Bank of Scotland SAYE

(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	**No. of Shares**	**Date**
HBOS Sharesave Plan	19,050	16/08/2006
Bank of Scotland SAYE	2,013	16/08/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,408,360 shares still held by the QUEST.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:01 17-Aug-06
Number	7960H

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 100,000,000 Floating Rate Notes due August 2010, ISIN No. XS0264948935

http://www.rns-pdf.londonstockexchange.com/rns/7960h_-2006-8-17.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	11:50 18-Aug-06
Number	8423H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,386,054	(6.478%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,386,054	(6.478%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	280,100	£1.463

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Aug-06
Number	8751H

HBOS plc announces that on 18 August 2006 it purchased 500,000 of its ordinary shares at a price of 998.0156 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,361,000 of its ordinary shares in Treasury and has a total of 3,799,786,453 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Radstone Technology
Released	11:51 22-Aug-06
Number	9511H

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Radstone Technology plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 12.5p
Date of dealing	21 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,595,563	(8.555%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,595,563	(8.555%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	53,700	£3.060

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-Aug-06
Number	9283H

HBOS plc announces that on 21 August 2006 it purchased 860,000 of its ordinary shares at a price of 994.7299 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,221,000 of its ordinary shares in Treasury and has a total of 3,799,704,468 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:38 23-Aug-06
Number	0409I

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that, 392,446 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,288,795 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:52 23-Aug-06
Number	0299I

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE

Halifax Sharesave Plan

HBOS Sharesave Plan

(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	4,065	23/08/2006
Halifax Sharesave Plan	5,802	23/08/2006
HBOS Sharesave Plan	2,334	23/08/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,396,159 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Aug-06
Number	9812H

HBOS plc announces that on 22 August 2006 it purchased 560,000 of its ordinary shares at a price of 994.2916 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,781,000 of its ordinary shares in Treasury and has a total of 3,799,156,468 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:54 24-Aug-06
Number	0839I

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that, 207,852 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,080,943 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	11:58 24-Aug-06
Number	0683I

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	23 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,419,975	(6.484%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,419,975	(6.484%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	33,920	£2.428

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:54 25-Aug-06
Number	1311I

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has received notification that ordinary shares of 25p each had been purchased by the Trustee as follows:-

Date Notified	Date Purchased	No. of Shares Purchased	Share Price
24/08/2006	23/08/2006	907,526	£9.941500
24/08/2006	24/08/2006	1,419,139	£9.960384

The Company has today received notification that 95,073 ordinary shares of 25p each were today released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 6,312,535 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-Aug-06
Number	0935I

HBOS plc announces that on 24 August 2006 it purchased 150,000 of its ordinary shares at a price of 993.7270 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,931,000 of its ordinary shares in Treasury and has a total of 3,799,027,688 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:41 29-Aug-06
Number	17741

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has received notification that ordinary shares of 25p each had been purchased by the Trustee as follows:-

Date Notified	Date Purchased	No. of Shares Purchased	Share Price
25/08/2006	25/08/2006	673,335	£10.0201

The Company has today received notification that 86,668 ordinary shares of 25p each were today released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 6,899,202 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- D1 Oils plc
Released	12:11 30-Aug-06
Number	2364I

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	D1 Oils plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	29 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	613,890	(1.940%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	613,890	(1.940%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	110,000	£2.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	12:31 30-Aug-06
Number	2396I

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	29 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,414,375	(6.483%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,414,375	(6.483%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	£2.4425
Sale	600	£2.4435

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:00 30-Aug-06
Number	2607I

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 108,590 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 6,790,612 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:03 30-Aug-06
Number	2608I

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE

HBOS Sharesave Plan

(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	357	30/08/2006
HBOS Sharesave Plan	5,259	30/08/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,390,543 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:04 30-Aug-06
Number	2669I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

a. Jo Dawson, Director
b. Benny Higgins, Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3 above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the Directors detailed in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 25p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

Conditional award of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan')

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when

calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

29 August 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

25 August 2006

18. Period during which or date on which it can be exercised

March 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

a. 15,049
b. 128,008

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£9.765 (Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

22. Total number of *shares* or debentures over which options held following notification

a. 97,568
b. 128,008

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

30 August 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:05 30-Aug-06
Number	2670I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

Benny Higgins

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notifcation relates to the Director detailed in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 25p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

29 August 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

25 August 2006

18. Period during which or date on which it can be exercised

23 March 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

The individual in 3. above has been granted a contingent award of shares made under a schedule of the HBOS plc Long Term Executive Bonus Plan (the 'Plan') as follows:

30,425

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A -Shares acquired under the Plan are acquired free of charge but subject to conditions as defined

in the Rules of the Plan

22. Total number of *shares* or debentures over which options held following notification

158,433

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

30 August 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Insight Property Mgmt IPO
Released	07:00 31-Aug-06
Number	2777I

This document is not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Insight Investment announces its intention to IPO its property fund management business on AIM

31 August 2006

- Extraction and IPO of Insight Investment's property fund management business by the end of September 2006 on AIM
- New company to be named Invista Real Estate Investment Management Holdings plc
- Creates one of the UK's largest independent property fund managers
- HBOS intends to retain a majority stake in Invista
- £100 million of new capital expected to be raised to finance the launch of new real estate funds in the rapidly developing indirect and listed funds market
- Duncan Owen to be chief executive of Invista
- Alastair Ross Goobey has been appointed chairman
- Strong operating, financial and management track record
- Assets under management have increased by 80% since October 2003
- Consistently delivered strong investment returns for clients

Insight Investment Management Limited ("Insight"), the asset management business of HBOS plc ("HBOS"), today announces its decision to extract and IPO its property fund management division on AIM. It is intended that the IPO will be completed before the end of September 2006. The new company will be called Invista Real Estate Investment Management Holdings plc ("Invista" or the "Company").

Douglas Ferrans, chief executive of Insight Investment, said:

"Our property business has made excellent progress in recent years and the fund management team has produced outstanding investment returns for our clients. The corporate structure and realignment of our business is the optimal way to continue to deliver the investment results and business growth required. A focused and independent property business has the ability to attract and retain the highest calibre talent to continue Invista's development as a leading real estate fund management company in the UK. Insight's customers will continue to be able to access the team's expertise".

Invista is one of the leading real estate fund management groups in the UK, with £8bn of assets under management. Invista provides real estate investment management services to a broad range of clients. Many of its clients invest through a range of specialist real estate funds in both listed and unlisted structures. It currently manages the real estate assets in 15 funds diversified across the retail, office, industrial and residential sectors, providing investment returns, liquidity and services to clients investing in real estate. Investment performance has been strong with 100% of assets under management outperforming their benchmarks in 2005. In addition to investment returns, growth in assets under management has been driven by several recent fund launches.

On IPO, it is expected that the Company will raise £100 million of new capital, which will enable

it to accelerate the launch of new real estate funds, to acquire seed assets for new portfolios and to co-invest. This will enable it to continue its strong growth profile, capturing the benefits that are expected to arise from the increasing demand from investors for indirect investment in property through specialist funds. Invista has already launched a listed off-shore real estate investment trust, the Insight Foundation Property Trust, which has a market capitalisation of approximately £475 million and is in the FTSE 250. Adding to its substantial UK commercial property expertise, in 2005 Invista recruited a new European team and recently established a European fund with €313 million under management. It has also recruited a new residential team and established a residential fund with £434 million under management. Invista expects to launch both funds as listed investment vehicles.

HBOS intends to remain a majority shareholder reflecting its commitment to Invista and in particular the long-term contracts that have been put in place to manage real estate assets on behalf of Clerical Medical and Halifax Life.

Duncan Owen is the chief executive of Invista. He joined Insight in October 2003 to lead the development of its property fund management business. Philip Gadsden is the chief financial and operating officer. Both Philip Gadsden and Duncan Owen joined Insight from Gatehouse Investment Management, a specialist property fund management boutique that they established. They have over 20 and 16 years' experience respectively in real estate fund management.

Alastair Ross Goobey CBE has been appointed as the chairman of Invista. Alastair Ross Goobey was chief executive officer of Hermes Pensions Management from 1993 to 2001 and is currently chairman of the Hermes Focus Fund and holds a number of other non-executive roles. He was the president of the Investment Property Forum from 1995 to 2005. Robin Broadhurst CBE and Olivia Dickson have also been appointed as independent non-executive directors in line with the Combined Code. Robin Broadhurst was previously European chairman of Jones Lang LaSalle and holds a number of non-executive roles including directorships at the Grosvenor Trust and Grainger Trust plc. Olivia Dickson was previously a senior adviser to the Financial Services Authority and head of European derivatives brokerage at JP Morgan. She is a member of the Determinations Panel of the Pensions Regulator and a non-executive director of Aon Limited. Douglas Ferrans, the chief executive of Insight, will be a non-executive director of the Company, representing the shareholder interests of HBOS. The relationship between HBOS and the Company will be formalised to ensure that the Company is capable at all times of operating independently from HBOS.

Commenting on Invista's IPO, Duncan Owen said:

"Over the past three years our property business has been transformed into one of the leading real estate fund management businesses in the UK. Assets under management have risen by 80% since October 2003 to £8bn. This has been driven in a large part through the launch of innovative investment vehicles and the winning of external mandates, combined with strong investment performance.

"With the first stage of our rapid development well established, we are now looking to deliver further opportunities for our clients to benefit from a broader range of real estate investments and gain new ways of achieving investment returns. The strong platform for growth provided by a listing and the raising of external capital for seeding new funds and co-investment will assist the continued development of new initiatives for our clients. This will ideally position us to take advantage of the attractive opportunities we see in both the UK and continental European property markets and continue the successful development of our business."

Alastair Ross Goobey, chairman of Invista, added, "I am delighted to be chairing this company. With a top-class management team and continuing backing from HBOS, Invista has a real opportunity to become a leading property fund management group. Unlike most managers of listed securities, which have no need for capital, real estate fund managers are expected by their clients to be co-investors, hence the need for additional capital".

JPMorgan Cazenove Limited is acting as sole Nominated Adviser to the Company and sole

Bookrunner to the IPO.

Contacts:

Invista	Duncan Owen	+44 207 321 1676
Finsbury	Rupert Younger Faeth Birch Gordon Simpson	+44 207 251 3801
JPMorgan Cazenove	Richard Cotton Conor Hillery Greg Bennett	+44 207 588 2828
Insight Investment	Douglas Ferrans	+44 207 321 1358
HBOS:		
Director of Investor Communications	Charles Wycks	+44 774 779 0456
Director of Group Communications	Shane O'Riordain	+44 777 054 4585

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and HBOS Insurance & Investment Group Limited ("HBOS IIG") in relation to the IPO and no one else and will not be responsible to anyone other than the Company and HBOS IIG for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the IPO or any other matter referred to in this announcement. JPMorgan Cazenove makes no representation and gives no warranty, express or implied, as to the contents of this announcement.

This announcement does not constitute or form part of any offer to purchase or subscribe for securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the AIM admission document (the "Admission Document") (and any supplement or amendment thereto) to be published by the Company in due course in connection with the admission of the ordinary shares of the Company to trading on AIM. The Admission Document, when published, will not be approved by the Financial Services Authority as a prospectus under Part VI of FSMA. .

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S under the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

The Company's shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada; no document in relation to the IPO has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission; and no registration statement has been, or will be, filed with the Japanese Ministry of Finance in relation to the IPO. Accordingly, subject to certain exceptions, the Company's shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia or Japan or offered or sold to a resident of Canada, Australia or Japan.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "projects", "expects", "intends", "may", "will", "seeks" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding Insight's or the Company's intentions, beliefs or current expectations concerning, amongst other things, the Company's results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company and Insight operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual results of operations, financial condition and liquidity, and the development of the business sector in which the Company and Insight operate, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if the Company's results of operations, financial condition and liquidity, and the development of the industry in which the Company and Insight operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Other than in accordance with the Company's obligations under the AIM Rules, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The contents of this announcement, which have been prepared by Insight and are the sole responsibility of Insight have been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by JPMorgan Cazenove of 20 Moorgate, London EC2R 6DA.

The reference to 100% of assets under management outperforming their benchmarks in 2005 relates to the 10 funds which have a performance track record of at least 12 months as at 31 December 2005.

Insight Investment
Insight Investment Management (Global) Limited is the asset manager of HBOS plc. Registered in England and Wales. Registered office 33 Old Broad Street, London EC2N 1HZ. Registered no. 827982. Authorised and regulated by the Financial Services Authority.

Insight Investment manages funds for institutional and retail clients across the full range of asset types - equities, bonds, property, derivatives and private equity. Insight's assets under management as at 30 June 2006 totalled £96.6bn.

Insight Investment's web address is www.insightinvestment.com

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Radstone Technology
Released	12:23 31-Aug-06
Number	3037I

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Radstone Technology plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 12.5p
Date of dealing	30 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,615,563	(5.325%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,615,563	(5.325%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	980,000	£3.631

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:39 31-Aug-06
Number	32031

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has received notification that 23,532 ordinary shares, previously released by the Trustee, had been accepted back by the Trustee being no longer required for the purpose for which they were released.

The Company has today received notification that 204,367 ordinary shares of 25p each were today released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 6,609,777 shares held by the Trustee.

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